FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Cosan Limited

Consolidated interim financial statements as of

June 30, 2018

Cosan Limited

Consolidated interim financial statements

June 30, 2018

Report on Review of Interim Financial Information

To the Management, Board of Directors and Shareholders of

Cosan Limited

Bermuda

Introduction

We have reviewed the accompanying consolidated interim financial information of Cosan Limited (“Company”) contained in the Quarterly Information Form—ITR for the quarter ended June 30, 2018, which comprises the statement of financial position as of June 30, 2018, and the respective statements of profit and loss and comprehensive income for the three and six-month periods then ended and changes in equity and cash flows for the six-month period then ended, including the explanatory notes.

The Company’s management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34—Interim Financial Reporting, issued by the International Accounting Standards Board—IASB. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements of interim financial information (NBC TR 2410—Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with audit standards and, consequently, does not enabled us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Information Form—ITR referred to above has not been prepared, in all material respects, in accordance with IAS 34—Interim Financial Reporting, issued by the International Accounting Standards Board—IASB.

São Paulo, August 9, 2018

KPMG Auditores Independentes

CRC 2SP014428/O-6

Rogério Hernandez Garcia

Accountant CRC 1SP213431/O-5

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	June 30, 2018	December 31, 2017
Assets
Cash and cash equivalents	6	4,073,045	4,555,177
Restricted cash	7	1,394	—
Marketable securities	7	3,804,706	3,853,343
Trade receivables	8	1,546,639	1,277,766
Derivative financial instruments	26	155,437	317,763
Inventories		761,777	663,061
Receivables from related parties	10	62,271	30,059
Income tax receivable		397,796	312,274
Other current tax receivable	9	332,864	327,410
Dividends receivable		19,663	13,466
Other financial assets		—	1,340,000
Other current assets		351,899	343,617

Total current assets		11,507,491	13,033,936
Trade receivables	8	45,623	44,654
Restricted cash	7	166,388	225,634
Deferred tax assets	20	1,553,421	1,636,080
Receivables from related parties	10	89,290	169,755
Income tax receivable		257,516	247,996
Other non-current tax receivable	9	810,690	778,820
Judicial deposits	21	837,998	766,107
Derivative financial instruments	26	1,585,107	844,450
Other non-current assets		460,775	472,753
Investments in associates	11	345,215	301,342
Investments in joint ventures	12	8,022,046	8,447,799
Property, plant and equipment	13	12,083,539	11,681,575
Intangible assets and goodwill	14	16,926,467	16,973,610

Total non-current assets		43,184,075	42,590,575

Total assets		54,691,566	55,624,511

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	June 30, 2018	December 31, 2017
Liabilities
Loans, borrowings and debentures	15	2,586,255	3,903,392
Leases	16	173,826	261,344
Real estate credit certificates		36,873	86,745
Derivative financial instruments	26	427	1,520
Trade payables	18	2,534,944	2,433,995
Employee benefits payable		240,585	291,080
Income tax payables		10,000	21,146
Other taxes payable	19	313,995	418,878
Concessions payables	17	28,819	27,413
Dividends payable		27,997	191,478
Payables to related parties	10	354,625	328,263
Deferred revenue		10,809	11,529
Other financial liabilities		349,626	382,702
Other current liabilities		613,458	662,835

Total current liabilities		7,282,239	9,022,320

Loans, borrowings and debentures	15	19,756,303	17,785,554
Leases	16	497,444	682,794
Preferred shareholders payable in subsidiaries		1,211,620	1,442,679
Derivative financial instruments	26	31,020	113,565
Other taxes payable	19	156,496	161,637
Provision for legal proceedings	21	1,368,014	1,348,157
Concessions payables	17	3,042,483	2,905,921
Post-employment benefits	27	494,676	485,459
Deferred tax liabilities	20	3,937,035	3,902,310
Deferred revenue		52,356	56,495
Other non-current liabilities		591,326	658,207

Total non-current liabilities		31,138,773	29,542,778

Total liabilities		38,421,012	38,565,098

Shareholders’ equity	22
Share capital		5,328	5,328
Additional paid-in capital		3,095,567	3,245,543
Accumulated other comprehensive loss		(646,724)	(394,212)
Retained earnings		3,237,514	3,182,098

Equity attributable to:
Owners of the Company		5,691,685	6,038,757
Non-controlling interests	11	10,578,869	11,020,656

Total shareholders’ equity		16,270,554	17,059,413

Total shareholders’ equity and liabilities		54,691,566	55,624,511

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the three and six month period ended June 30, 2018 and 2017

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018	April 1, 2017 to June 30, 2017	January 1, 2017 to June 30, 2017
Net sales		4,074,491	7,617,919	3,368,507	6,154,238
Cost of sales		(2,913,297)	(5,425,976)	(2,202,172)	(4,161,613)

Gross profit		1,161,194	2,191,943	1,166,335	1,992,625

Selling expenses		(247,532)	(492,601)	(281,435)	(539,018)
General and administrative expenses		(236,354)	(449,705)	(202,909)	(410,283)
Other income (expenses), net	24	(20,859)	(43,520)	(47,720)	(63,760)

Operating expenses		(504,745)	(985,826)	(532,064)	(1,013,061)

Income before interest in earnings of investees and financial results		656,449	1,206,117	634,271	979,564

Interest in earnings of associates	11	18,444	15,638	(1,628)	1,326
Interest in earnings of joint ventures	12	50,457	348,113	40,397	296,094

Interest in earnings of investees		68,901	363,751	38,769	297,420
Finance expense		(512,419)	(1,012,302)	(867,138)	(1,765,370)
Finance income		158,242	347,090	234,762	517,771
Foreign exchange, net		(1,391,779)	(1,467,735)	(312,621)	(193,733)
Derivatives		1,002,121	868,433	260,516	138,458

Finance results, net	25	(743,835)	(1,264,514)	(684,481)	(1,302,874)
(Loss) profit before taxes		(18,485)	305,354	(11,441)	(25,890)

Income tax (expenses) benefits	20
Current		(36,198)	16,187	(64,906)	(41,339)
Deferred		36,516	(98,921)	28,926	(38,470)

		318	(82,734)	(35,980)	(79,809)

(Loss) profit for the period		(18,167)	222,620	(47,421)	(105,699)

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the three and six month period ended June 30, 2018 and 2017

(In thousands of Brazilian Reais – R$, except earnings per share)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Actuarial loss on defined benefit plan			(988)		(1,042)		—		—
Gain on share subscription of subsidiary			—		—		—		9,000

			(988)		(1,042)		—		9,000
Items that are or may subsequently be reclassified to profit or loss:
Foreign currency translation effect			(196,176)		(220,023)		(30,302)		(15,865)
(Loss) gain on cash flow hedge in joint ventures			(87,271)		(83,954)		150,908		322,203
Changes in fair value of available for sale securities			21		53		3,194		3,323

			(283,426)		(303,924)		123,800		309,661
Total other comprehensive income, net of tax			(284,414)		(304,966)		123,800		318,661

Total comprehensive income			(302,581)		(82,346)		76,379		212,962

Total net (loss) income attributable to:
Owners of the Parent			22,683		128,987		(44,781)		(23,666)
Non-controlling interests			(40,850)		93,633		(2,640)		(82,033)

			(18,167)		222,620		(47,421)		(105,699)
Total comprehensive (loss) income attributable to:
Owners of the Company			(253,103)		(123,525)		25,637		172,401
Non-controlling interests			(49,478)		41,179		50,742		40,561

			(302,581)		(82,346)		76,379		212,962
Basic earnings (losses) per share from:	23
Continuing operations		R$	0.0931	R$	0.5298	R$	(0.1692)	R$	(0.0894)
Diluted earnings (losses) per share from:	23
Continuing operations		R$	0.0897	R$	0.5057	R$	(0.2295)	R$	(0.1502)

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of changes in equity

For the six month period ended June 30, 2018 and 2017

(In thousands of Brazilian Reais – R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2017	5,328	3,245,543	(394,212)	3,182,098	6,038,757	11,020,656	17,059,413

New standards, interpretations and changes adopted by the Company—Note 3.2	—	—	—	(3,950)	(3,950)	(4,738)	(8,688)

At January 1, 2018	5,328	3,245,543	(394,212)	3,178,148	6,034,807	11,015,918	17,050,725

Profit for the period	—	—	—	128,987	128,987	93,633	222,620
Other comprehensive income:
Loss on cash flow hedge in joint ventures	—	—	(49,783)	—	(49,783)	(34,171)	(83,954)
Foreign currency translation effects	—	—	(202,551)	—	(202,551)	(17,472)	(220,023)
Actuarial loss on defined benefit plan	—	—	(215)	—	(215)	(827)	(1,042)
Change in fair value of available for sale securities	—	—	37	—	37	16	53

Total comprehensive income for the period	—	—	(252,512)	128,987	(123,525)	41,179	(82,346)

Contributions by and distributions to owners of the Company:
Dividends—non-controlling interests	—	(7,106)	—	—	(7,106)	7,106	—
Share options exercised – Subsidiaries	—	11,071	—	—	11,071	7,427	18,498
Dividends	—	—	—	(69,621)	(69,621)	(71,216)	(140,837)
Business combination	—	—	—	—	—	2,209	2,209
Share-based payment transactions	—	21,006	—	—	21,006	4,418	25,424

Total contributions by and distributions to owners of the Company	—	24,971	—	(69,621)	(44,650)	(50,056)	(94,706)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(174,947)	—	—	(174,947)	(428,172)	(603,119)

at June 30, 2018	5,328	3,095,567	(646,724)	3,237,514	5,691,685	10,578,869	16,270,554

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of changes in equity

For the six month period ended June 30, 2018 and 2017

(In thousands of Brazilian Reais – R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 01, 2017	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749

Loss for the period	—	—	—	(23,666)	(23,666)	(82,033)	(105,699)
Other comprehensive income:
Gain on cash flow hedge in joint ventures	—	—	200,523	—	200,523	121,680	322,203
Foreign currency translation effects	—	—	(12,122)	—	(12,122)	(3,744)	(15,866)
Gain on share subscription of an subsidiary	—	—	5,598	—	5,598	3,402	9,000
Change in fair value of available for sale securities	—	—	2,068	—	2,068	1,256	3,324

Total comprehensive income for the period	—	—	196,067	(23,666)	172,401	40,561	212,962

Contributions by and distributions to owners of the Company:
Share options exercised – Subsidiaries	—	10,425	—	—	10,425	6,057	16,482
Dividends—non-controlling interests	—	(13,274)	—	—	(13,274)	13,274	—
Increase capital	—	—	—	—	—	2,815	2,815
Dividends	—	—	—	(64,921)	(64,921)	(292,020)	(356,941)
Share-based payment transactions	—	2,814	—	—	2,814	3,378	6,192

Total contributions by and distributions to owners of the Company	—	(35)	—	(64,921)	(64,956)	(266,496)	(331,452)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(124,699)	—	—	(124,699)	(106,282)	(230,981)

At June 30, 2017	5,328	3,926,857	(284,387)	2,607,411	6,255,209	9,405,069	15,660,278

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of cash flows

For the six month period ended June 30, 2018 and 2017

(In thousands of Brazilian Reais – R$)

	Note	June 30, 2018	June 30, 2017
Cash flows from operating activities
Profit (loss) before taxes		305,354	(25,890)
Adjustments for:
Depreciation and amortization		987,951	897,360
Lease and concession		100,631	95,223
Interest in earnings of associates	11	(15,638)	(1,326)
Interest in earnings of joint ventures	12	(348,113)	(296,094)
Losses on disposals of assets		869	16,791
Share-based payments		25,973	6,192
Legal proceedings provision		56,087	41,528
Indexation charges, interest and exchange, net		1,329,278	1,386,044
Provisions for employee benefits		83,579	62,067
Allowance for doubtful accounts		6,657	21,143
Deferred revenue		(4,860)	(8,223)
Other		(11,739)	(13,525)

		2,516,029	2,181,290
Changes in:
Trade receivables		(206,513)	(6,707)
Inventories		(63,411)	51,831
Other taxes, net		(175,195)	(101,345)
Related parties		(58,274)	9,534
Trade payables		23,307	(91,189)
Other financial liabilities		(8,511)	50,332
Employee benefits		(142,426)	(99,586)
Provision for legal proceedings		(56,191)	(37,985)
Judicial deposits		(31,715)	(15,849)
Post-employment benefits		(16,043)	(13,209)
Cash received on sale of credit rights		1,340,000	—
Concessions payable		(53,310)	(55,579)
Other assets and liabilities, net		(173,699)	39,479

		378,019	(270,273)

Net cash generated by operating activities		2,894,048	1,911,017

Cash flows from investing activities
Capital contribution in associates		(6,162)	(3,967)
Marketable securities		130,832	(1,284,457)
Restricted cash		59,150	(18,720)
Dividends received from associates		11,251	6,279
Dividends received from joint ventures		723,651	576,675
Put option exercised paid		—	(275,780)
Acquisition of subsidiary, net of cash acquired		(72,985)	—
Acquisition of property, plant and equipment and intangible assets		(1,313,437)	(1,130,752)
Cash received on sale of fixed assets, and intangible assets		1,369	8,097

Net cash used in investing activities		(466,331)	(2,122,625)

Cosan Limited

Consolidated statements of cash flows

For the six month period ended June 30, 2018 and 2017

(In thousands of Brazilian Reais – R$)

Cash flows from financing activities
Loans and borrowings and debentures raised	15	2,721,150	2,549,576
Amortization of principal on loans, borrowings and debentures	15	(3,821,208)	(919,914)
Payment of interest on loans, borrowings and debentures	15	(663,800)	(757,662)
Derivative financial instruments		166,524	(144,837)
Amortization of principal on financing leases	16	(299,126)	(210,265)
Payment of interest on financing leases	16	(76,790)	(159,160)
Real estate credit certificates		(53,580)	(64,936)
Proceeds from issuing shares		—	1,891
Non-controlling interest subscription		4,163	20,375
Dividends paid		(579,025)	(687,306)
Acquisition of non-controlling interest		—	(10,192)
Payments to redeem entity’s shares		(607,932)	(25,922)
Share options exercised—subsidiaries		18,498	16,346

Net cash used in financing activities		(3,191,126)	(392,006)

Decrease in cash and cash equivalents		(763,409)	(603,614)

Cash and cash equivalents at beginning of the period		4,555,177	4,499,588

Effect of exchange rate fluctuations on cash held		281,277	40,981

Cash and cash equivalents at end of the period		4,073,045	3,936,955

Supplemental cash flow information
Income taxes paid		59,940	10,661

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker—CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (“B3”) (ticker—CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A.(“Cosan S.A.”) and Cosan Logística S.A. (“Cosan Logística”) through a 60.29% and 72.51% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company.”

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – Comgás (“Comgás”); (ii) Logistics services including transportation, port loading and storage of sugar, leasing or lending of locomotives, wagons and other railway equipment, through its indirect subsidiaries Rumo S.A. (“Rumo”), logistic segment (“Logistic”); (iii) Production and distribution of lubricants under the Mobil licensed trademark in Brazil, Bolivia, Uruguay, Paraguay and Europe market through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“CLE”), Stanbridge Group Limited (“Stanbridge”), TTA—SAS Techniques et Technologie Appliquées, LubrigrupoII, S.A., Cosan Lubrificantes S.R.L, and Comma Oil & Chemicals Ltd. (“Comma”) under the Comma’s brand to the Europe and Asian market and corporate activities (“Moove”); and (iv) Other investments, in addition to the corporate structures of the Company (“Cosan Corporate”).

The Company also holds interests in two joint ventures (“JVs”): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

On January 31, 2018, the Company received the amount of 1,340,000 related to sales of credit rights, as stated in the financial statements as of December 31, 2017.

On March 19, 2018, the Subsidiary Cosan S.A entered into a new agreement with ExxonMobil Lubricants Trading Company which grants our subsidiary Moove the exclusive production, import, distribution and marketing rights in Brazil, Bolivia, Paraguay and Uruguay of lubricants and certain other related products under the Mobil brand until November 30, 2038. This agreement will come into force on December 1, 2018.

On April 20, 2018, the General Meeting approved the merger of Brado Holding S.A., Rumo Malha Norte Holding Ltda. and Tezza Consultoria de Negócios Ltda. by “Rumo”, so that the merged companies will be extinguished and “Rumo” will succeed the merged ones. This transaction serves the interest of the parties and their shareholders, generating benefits to the parties by providing administrative efficiency and reducing operating costs. In addition, the incorporation of PGT S.A. was approved by ALL Armazéns Gerais Ltda.

On April 24, 2018, Raízen Combustíveis and its subsidiary Raízen Argentina Holdings S.A.U. entered into a contract for the acquisition of Shell’s downstream business in Argentina through the acquisition of 100% of the shares issued by Shell Compañía Argentina de Petróleo S.A and Energina Compañía Argentina de Petróleo S.A (“Shell Argentina”) for the amount of US$ 950,000 thousands. The consideration to be paid assumes that Shell Argentina has no indebtedness and is subject to usual adjustments, including changes in working capital and net debt, up to the closing date.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Shell Argentina operates in the petroleum refining, fuel distribution, fuel reseller operations, manufacturing and commercialization of automotive and industrial lubricants, and the manufacture and sale of liquefied petroleum gas, among others.

The closing of the transaction is subject to the fulfillment of certain previous conditions, among which the carve-out of the assets related to the operation of oil exploration and production, as well as other usual for operations of this nature.

During the six-month period ended June 30, 2018, Raízen Combustíveis made a partial advance for the acquisition of Shell Argentina in the amount of R$ 341,000, equivalent to U.S.$ 100,000 thousand.

At May 31, 2018, Cosan through its subsidiary Comma, acquired control of the companies TTA—SAS Techniques et Technologies Appliquées and LubrigrupoII, S.A in the preliminary amount of R$ 42,650 and R$ 5,933 respectively, generating an additional goodwill in the Lubricants segment of R$ 17,131 and R$ 2,383 (Note 14), respectively. The transferred consideration, net of cash received, totaled R$ 32,583 and R$ 4,533, respectively.

On June 30, 2018, the Company, through its subsidiary Comma, supplemented the price paid on account of compliance with certain contractual conditions in which it generated an increase in consideration in the amount of R$ 31,726 (Note 14), R$ 8,111 on March 31, 2018, relating to the acquisition of the full control of Stanbridge Group Limited. In addition, after fulfilling the contractual conditions and reviewing the fair value of the transaction, the remaining balance and the additional preliminary consideration in the amount of R$ 35,869 were settled in cash. On May 31, 2018, Management made part of the allocation of the purchase price under “Customer Relations” in the amount of R$ 136,499 (Note 14).

As announced to the market, on August 2, 2018, the Civil Police of the State of Paraná lauched on July 31, 2018, the Operation “Controlled Margin” to investigate the alleged involvement of Raízen Combustíveis S.A. (“Raízen”), a joint venture formed by Cosan and Shell, in practices to control the final price of fuel sold in gas stations located in such region. On the same date, search and seizure warrants were executed and three of Raízen’s employees were temporarily arrested and on August 3, 2018, the court determined the release of them. To this moment, in view of the existing information, no irregular conduct may be attributed to Raízen or its employees. No complaints were filed against any employees of Raízen, and no court order was issued determining the freeze of any assets or funds in its bank accounts.

In parallel, also on July 31, 2018, in connection with the so-called Operation Dubai, the Prosecution Office of the Federal District filed a complaint against, among other parties, Raízen and one employee on the grounds of alleged anticompetitive practice. In said complaint, the Prosecution Office requested freeze of assets and funds of Raízen of approximately R$120,000, and such request is under analysis. Raízen is taking the necessary steps to bring the appropriate remedies against that decision. According to analysis of the Company and Raízen, based on the information available so far, the above-mentioned allegations have no factual or legal grounds the prices charged in the gas stations are set exclusively by resellers, with no interference of Raízen.

At the present date there is no definitive decision or material impact on the business and financial statements of Raízen, and for the time being, there is no evidence to show that in the future, there will be a material impact on the financial statements of Raízen.

2	Basis of preparation

2.1	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2017.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017, except for the adoption of new standards and interpretations effective as of January 1, 2018. The Company has not early adopted any other standard, interpretation or amendment that has been issued.

All own relevant information of the interim financial statements, and only they, are being highlighted, and these correspond to those used by management in its management.

These consolidated interim financial statements were authorized for issue by the Board of Directors on August 3, 2018.

Certain amounts of the comparative balances in the statements of cash flows and in the notes 3, 5, 10, 20, 21 and 26, were reclassified to improve the level of details of disclosures in these consolidated interim financial statements. These reclassifications had inconsequential impacts on the Company´s consolidated interim financial statements.

3	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to all periods presented in this consolidated interim financial statements.

3.1	Basis of consolidation

The consolidated statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	June 30, 2018	December 31, 2017

Directly owned subsidiaries
Cosan Logística S.A.	72.51%	72.53%
Cosan S.A.	60.29%	58.21%
Interest of Cosan S.A. in its subsidiaries
Companhia de Gás de São Paulo – Comgás (ii)	80.12%	79.87%
Cosan Biomassa S.A. (i)	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Lubes Investments Limited (i)	100.00%	100.00%
Comma Oil Chemicals Limited	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Wessesx Petroleum Limited	100.00%	100.00%
Stanbridge Group Limited	100.00%	100.00%
TTA—SAS Techniques et Technologies Appliquées (iv)	75.00%	—
Cosan Lubrificantes S.R.L (iv)	100,00%	—
LubrigrupoII, S.A (iv)	100,00%	—
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Luxembourg S.A.	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan U.S., Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Químicos	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A. (i)	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%
Rumo S.A.	1.71%	1.71%

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	June 30, 2018	December 31, 2017

Interest of Cosan Logística S.A. in its subsidiaries
Rumo S.A.	28.47%	28.47%
Logispot Armazéns Gerais S.A.	14.52%	14.52%
Elevações Portuárias S.A.	28.47%	28.47%
Rumo Luxembourg Sarl	28.47%	28.47%
Rumo Intermodal S.A.	28.47%	28.47%
Rumo Malha Oeste S.A.	28.47%	28.47%
Rumo Malha Paulista S.A.	28.47%	28.47%
Rumo Malha Sul S.A.	28.47%	28.47%
Rumo Malha Norte S.A.	28.33%	28.33%
Boswells S.A.	28.47%	28.47%
Brado Holding S.A. (iii)	—	28.47%
ALL Serviços Ltda. (iii)	—	28.47%
ALL Argentina S.A.	28.47%	28.47%
Paranaguá S.A.	28.47%	28.47%
ALL Armazéns Gerais Ltda.	28.47%	28.47%
Portofer Ltda.	28.47%	28.47%
Brado Logística e Participações S.A.	17.71%	17.71%
Brado Logística S.A.	17.71%	17.71%
ALL Mesopotâmica S.A.	20.09%	20.09%
ALL Central S.A.	20.94%	20.94%
Servicios de Inversion Logistica Integrales S.A.	28.47%	28.47%
PGT S.A. (iii)	—	28.47%

(i)

Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiaries. Although they had a combined amount of uncovered liabilities of R$ 155,618 as of June 30, 2018, no events or conditions were identified that individually or collectively could raise significant doubts related to their ability to maintain their operational continuity. The subsidiaries have the financial support of the subsidiary Cosan S.A.

(ii)

As of June 30, 2018, the Company increased its interest, in Comgás to 80.12% due to the capital increase arising from the partial use of the goodwill tax benefit, according to Ordinary / Extraordinary General Meeting of April 25, 2018, of the subsidiary Comgás. As a consequence, a loss in shareholders’ equity was recognized in the total amount of R$ 7,888.

(iii)

As mentioned in Note 1, the merger of Brado Holding S.A., Rumo Malha Norte Holding Ltda. and Tezza Consultoria de Negócios Ltda. (“ALL Serviços Ltda.”) By “Rumo.” In addition, the incorporation of PGT S.A. by ALL Armazéns Gerais Ltda.

(iv)	Acquisition of control of companies in the Lubricants segment as described in the note 1.

3.2	New standards, interpretations and changes adopted by the Company

Although these new standards and amendment below apply for the first time in 2018, they do not have a material impact on the Company’s annual or interim consolidated financial statements. The nature and impact of each new standard or change are described below:

a)	IFRS 15—Customer Contract Revenue

IFRS 15 includes as a fundamental principle the recognition of revenue when goods or services are transferred to customers at the transaction price. Revenue is recognized according to this principle by applying a 5 step model:

•	Step 1: Identify the contracts with the costumer;

•	Step 2: Identify the performance obligations defined in the contract;

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

•	Step 3: Determine the price of the transaction;

•	Step 4: Allocate the price of the transaction to the performance obligations provided for in the agreement; and

•	Step 5: Recognize revenue when (or as) the entity meets each performance obligation.

When evaluating contracts with customers, the Company uses judgment to identify whether contracts can be combined, whether there are contract modifications, determine different goods and services, and whether performance obligations are satisfied over time or at a point in time, if there are implicit rebates on the contact and determine significant funding components. In addition, the Company uses estimates when determining the variable consideration and its individual sales prices when using the allocation methodology.

The Company records all its sales of goods and services only when a firm sales contract is in effect, delivery occurred or services were rendered and collection of the fixed or determinable sales price is reasonably estimate. Agreements for the sale of goods and services sometimes include multiple components. Most of the Company’s multi-component agreements involve the sale of goods and services in the Lubricants segment. The multi-component agreements usually involve an initial supply of finished products and basic oil and territorial concession and storage services. In such agreements, the selling price is determined for each component and any difference between the total of the separate selling prices and the total consideration of the contract (ie discount) is allocated proportionally in each of the components of the agreement. The value attributed to each component is determined objectively and is obtained, primarily, from sources such as the separate selling price for the same item, a similar item or competing prices for similar items. If such evidence is not available, we use our best estimate of selling price, which is set according to the pricing strategy of the business and considers product configuration, geography, customer type and other specific market factors. In agreements which the Company sells products that give the customer a right of return, we use our experience to estimate and arrange those returns when we record the sale. In situations where sales include customer acceptance forecasts based on objective vendor or customer criteria, we recognize revenue when we reliably demonstrate that all specified acceptance criteria have been met or when formal acceptance occurs respectively. Unless stated otherwise, we do not estimate anticipated losses before recording sales.

The Company recognizes revenue from contracts of gas distribution services, construction revenue (under IFRIC 12) and logistics solutions. We estimate total contract revenue net of price concessions, as well as the total contract costs. For the construction revenues that are related to concession contracts, we recognize the revenue and costs at the moment of completion of the work. We routinely update our forward cost estimates for ongoing contracts and report any cumulative effects of such adjustments on current operations. We record any expected loss in these agreements when such loss it is probable. The Company recognizes revenue from logistics services in the issuance of the invoice, which is at the time of delivery of the products to Rumo to perform the service. Significant components of our revenue and cost estimates include prices and guarantees related to performance, as well as material, labor, and overhead costs. We record any expected loss in these agreements when such loss it is probable.

The Company has applied IFRS 15 in accordance with the retrospective method with cumulative transitional effect. In the evaluation of the Company, no effects of the adoption of IFRS 15, which affected these interim financial statements, were identified, except for the reclassification of commission’s expenses in the amount of R$ 37,813 to reduce the revenue previously recorded in selling expenses. In the period ended June 30, 2017, the amount of R$ 46,836 was recorded as selling expenses.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	IFRS 9—Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of accounting for financial instruments: (i) classification and measurement; (ii) impairment; and (iii) hedge accounting.

The Company applied IFRS 9 with the initial application date of January 1, 2018, retrospectively, except as described below:

•

The Company has adopted the exception of not re-presenting comparative information from previous periods regarding the classification and measurement requirements (including impairment). Differences in the balances of financial assets and liabilities arising from the adoption of IFRS9 were recorded in retained earnings and reserves on January 1, 2018. Thus, the information presented for 2017 generally does not reflect the requirements of IFRS 9, but the requirements of IAS 39.

•

Certain definitions were made based on the facts and circumstances existing at the date of initial application: i) determination of the business model in which a financial asset is held; ii) the designation and revocation of prior designations of certain financial assets and liabilities as measured at fair value through profit or loss.

•

All hedge relationship designations in accordance with IAS 39 existing as of December 31, 2017 meet the hedging criteria in accordance with IFRS 9 as of January 1, 2018 and are therefore designated as continuing hedge relationships.

The effect of the adoption of IFRS 9 is as follows:

Assets
Trades receivables	R$	(11,520)
Investments in joint ventures	R$	(1,340)
Deferred tax	R$	4,172
Equity
Retained earnings	R$	8,688

(a)	Classification and measurement

The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortized cost, or fair value through other comprehensive income (FVOCI).

The classification is based on two criteria: the Group’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the “SPPI criterion”).

The Company recognizes its financial assets at amortized cost for financial assets that are kept within a business model with the objective of obtaining contractual cash flows that meet the “SPPI criterion.” This category includes trade accounts receivable, cash and cash equivalents, restricted cash, receivables from related parties, other financial assets and dividends and interest on shareholders’ equity receivable. No new measurement of financial assets was carried out.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The evaluation of the Company’s business models was carried out from the date of initial application on January 1, 2018 and retrospectively applied to financial assets that were not derecognized before January 1, 2018. The assessment of whether cash flows contractual debt instruments are solely composed of principal and interest were made based on the facts and circumstances as in the initial recognition of the assets.

The accounting of the Company’s financial liabilities remains basically the same as those of IAS 39. Similar to the requirements of IAS 39, IFRS 9 requires contingent consideration to be treated as financial instruments measured at fair value with changes in fair value recognized in profit or loss.

The embedded derivatives are not separated from the related financial asset. Instead, financial assets are classified based on their contractual terms and the Company’s business model.

The accounting of embedded derivatives in financial liabilities and in non-financial related contracts did not change from that required by IAS 39.

(b)	Impairment

The adoption of IFRS 9 has fundamentally changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach.

The Company recognizes a provision for expected credit loss for its accounts receivable. The simplified standard approach is applied and the expected credit losses for the entire life of the asset are calculated. The Company has established a provisioning matrix that is based on the historical experience of credit loss of each business segment, adjusted for specific prospective factors for the debtors and for the economic environment.

The adoption of the expected credit loss requirements of IFRS 9 resulted in a rise in the Company’s provisions for losses of R$ 11,520. The rise in the provision resulted in adjustment to retained earnings in the amount of R$ 8,688.

(c)	Hedge accounting

The Company applied the changes of hedge accounting prospectively. At the date of initial application, all of the Company’s existing hedging relationships were eligible to be treated as continuing hedging relationships. Consistent with previous periods, the Company continued to designate the change in the fair value of the entire forward contract in the Company’s cash flow hedge relationships and, as such, the adoption of the hedge accounting requirements of IFRS 9 had no significant impact on the Company’s consolidated interim financial statements.

According to IAS 39, all gains and losses arising from the Company’s cash flow hedge relationships were eligible to be subsequently reclassified to income. However, in accordance with IFRS 9, the gains and losses resulting from cash flow hedge of the expected purchases of non-financial assets need to be incorporated into the initial book values of non-financial assets. Therefore, after the adoption of IFRS 9, the net cash flow hedge gain or loss was presented under “Other comprehensive income not being reclassified to income”. This amendment applies only prospectively from the date of initial application of IFRS 9 and has no impact on the presentation of comparative figures.

In the evaluation of the Company, in terms of hedge accounting, no effects of its adoption were identified in this interim financial statement.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

3.3	Non-cash transaction

During the period ended June 30, 2018, the Company carried out the following transactions that did not involve cash and are therefore not reflected in the statement of cash flows:

•	Capital increase in subsidiary Moove, with payment in installments, to be settle during the year, in the amount of R$ 65,000; and

•	Forward purchase of property, plant and equipment in the amount of R$ 2,431.

4	New standards and interpretations not yet effective

The follow standard is effective for annual periods beginning after January 1, 2019, however The Company has not early adopted it in preparing these consolidated interim financial statements.

a)	IFRS 16 Leases

IFRS 16 introduces a single model for the accounting of leases in the balance sheet for tenants. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. Optional exemptions are available for short-term leases and low value items. The lessor’s accounting remains similar to the current standard, that is, lessors continue to classify leases as financial or operating.

IFRS 16 replaces existing lease standards, including IAS 17 Leasing Operations and IFRIC 4, SIC 15 and SIC 27 Complementary Aspects of Leasing Operations.

The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted only for financial statements in accordance with IFRSs and only for entities that apply IFRS 15 Revenue from Contracts with Customers or before the date of initial application of IFRS 16.

The Company began an assessment of the potential impact on its financial statements. So far, was identified that the subsidiary Rumo and Comgás will recognize new assets and liabilities for its operating leases. In the jointly-owned subsidiary Raízen, it is expected to have significant impacts on land leases. In addition, the nature of the expenses related to these leases will be changed, since IFRS 16 replaces the line operating lease expense due to depreciation of the right of use and interest on the lease liabilities. The Company has not yet decided whether to use the optional exemptions.

As a lessee, the Company may apply the standard using a:

i.	Retrospective approach; or

ii.	Modified retrospective approach with optional practical expedients.

The lessee will apply this choice consistently to all of its leases. The Company should apply IFRS 16 initially on January 1, 2019. The Company has not yet determined which transition approach to apply.

The Company has not yet quantified the impact of adopting IFRS 16 on its assets and liabilities. The quantitative effect of the adoption of IFRS 16 will depend specifically on the transition method chosen, the use of practical expedients and recognition exemptions, and any additional leases that the Company will enter into. The Company expects to disclose its transition approach and quantitative information prior to adoption.

There are no other IFRS standards or IFRIC interpretations that have not come into effect and are expected to have a material impact on the Company.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

5	Operating segments

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”). A reconciliation of EBITDA to profit (loss) is presented below.

Reported segments

i.

Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

ii.	Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the brand Shell throughout Brazil;

iii.

Comgás: distribution of piped natural gas to part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermo generation and cogeneration sectors;

iv.	Logistic: logistics services for transport, storage and port loading of commodities, mainly for sugar products, leasing or lending of locomotives, wagons and other railway equipment; and

v.

Moove: production and distribution of lubricants, through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“CLE”), Stanbridge Group Limited (“Stanbridge”), TTA—SAS Techniques et Technologies Appliquées, LubrigrupoII, S.A. e Cosan Lubrificantes S.R.L, under the Mobil licensed trademark in Brazil, Bolivia, Uruguay, Paraguay and Europe market, and Comma Oil & Chemicals Ltd. (“Comma”) under the Comma’s brand to the Europe and Asian market and corporate activities (“Moove”).

Reconciliation

vi.	Cosan Corporate: other investments, in addition to the corporate activities of the Company. The Cosan Corporate segment’s includes the subsidiaries responsible for raising funds for the group.

Although Raízen Energia and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated since adoption of IFRS 11, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidated effects IFRS 11.”

The following statement of financial position and profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	April 1, 2018 to June 30, 2018
	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of income or loss:
Net sales	4,091,556	19,594,604	1,592,803	826,673	1,664,545	29	(23,686,160)	(9,559)	4,074,491	2,419,504	1,664,545
Domestic market	2,616,400	19,594,604	1,592,803	804,300	1,574,137	29	(22,211,004)	(9,559)	3,961,710	2,397,131	1,574,137
External market	1,475,156	—	—	22,373	90,408	—	(1,475,156)	—	112,781	22,373	90,408
Cost of sales	(3,790,328)	(18,824,974)	(1,140,367)	(666,065)	(1,116,424)	—	22,615,302	9,559	(2,913,297)	(1,806,431)	(1,116,424)
Gross profit	301,228	769,630	452,436	160,608	548,121	29	(1,070,858)	—	1,161,194	613,073	548,121
Selling expenses	(184,954)	(339,826)	(152,090)	(93,034)	(2,407)	(1)	524,780	—	(247,532)	(245,125)	(2,407)
General and administrative expenses	(155,960)	(115,004)	(81,824)	(36,792)	(68,180)	(49,558)	270,964	—	(236,354)	(152,865)	(68,180)
Other income (expense), net	50,838	97,412	(4,065)	(2,987)	(4,144)	(9,663)	(148,250)	—	(20,859)	(16,716)	(4,144)
Financial results	(115,652)	(260,074)	(65,925)	5,336	(459,566)	(223,680)	375,726	—	(743,835)	(361,636)	(459,566)
Finance expense	(246,890)	(41,680)	(135,020)	(10,162)	(297,915)	(71,058)	288,570	1,736	(512,419)	(208,129)	(297,915)
Finance income	171,292	49,830	69,402	2,305	51,287	36,984	(221,122)	(1,736)	158,242	129,538	51,287
Foreign exchange losses, net	(141,466)	(767,074)	(93,241)	(17,457)	(620,168)	(660,913)	908,540	—	(1,391,779)	(752,669)	(620,168)
Derivatives	101,412	498,850	92,934	30,650	407,230	471,307	(600,262)	—	1,002,121	469,624	407,230
Interest in earnings of associates	(1,402)	—	—	9,236	3,785	56,527	1,402	(51,104)	18,444	14,659	3,785
Interest in earnings of joint ventures	—	—	—	—	—	50,457	—	—	50,457	50,457	—
Income tax expense benefit	82,052	(22,308)	(54,641)	(7,846)	(52,642)	115,447	(59,744)	—	318	52,707	(52,642)

(Loss) profit from continuing operations	(23,850)	129,830	93,891	34,521	(35,033)	(60,442)	(105,980)	(51,104)	(18,167)	(45,446)	(35,033)
Total net income attributable to:
Owners of the Parent	(23,832)	124,646	75,147	34,365	(10,675)	(60,602)	(100,814)	(15,552)	22,683	(64,345)	(10,675)
Non-controlling interests	(18)	5,184	18,744	156	(24,358)	160	(5,166)	(35,552)	(40,850)	18,899	(24,358)

	(23,850)	129,830	93,891	34,521	(35,033)	(60,442)	(105,980)	(51,104)	(18,167)	(45,446)	(35,033)
Other selected data:
Depreciation and amortization	430,106	30,590	116,356	28,479	365,937	3,886	(460,696)	—	514,658	148,640	365,937
EBITDA	439,856	442,802	330,813	65,510	843,112	51,677	(882,658)	(51,104)	1,240,008	412,123	843,112
Additions to PP&E, intangible and biological assets	480,470	496,982	123,312	10,136	556,122	388	(977,452)	—	689,958	111,916	556,122
Reconciliation of EBITDA:
(Loss) profit for the period	(23,850)	129,830	93,891	34,521	(35,033)	(60,442)	(105,980)	(51,104)	(18,167)	(45,446)	(35,033)
Income tax and social contribution	(82,052)	22,308	54,641	7,846	52,642	(115,447)	59,744	—	(318)	(52,707)	52,642
Financial result, net	115,652	260,074	65,925	(5,336)	459,566	223,680	(375,726)	—	743,835	361,636	459,566
Depreciation and amortization	430,106	30,590	116,356	28,479	365,937	3,886	(460,696)	—	514,658	148,640	365,937

EBITDA	439,856	442,802	330,813	65,510	843,112	51,677	(882,658)	(51,104)	1,240,008	412,123	843,112

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2018 to June 30, 2018
	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of profit or loss:
Net sales	8,604,494	39,089,576	3,023,679	1,551,245	3,061,228	430	(47,694,070)	(18,663)	7,617,919	4,575,346	3,061,228
Domestic market	5,543,056	39,089,576	3,023,679	1,514,594	2,924,889	430	(44,632,632)	(18,663)	7,444,929	4,538,695	2,924,889
External market	3,061,438	—	—	36,651	136,339	—	(3,061,438)	—	172,990	36,651	136,339
Cost of sales	(7,735,380)	(37,346,658)	(2,082,799)	(1,244,562)	(2,117,138)	(140)	45,082,038	18,663	(5,425,976)	(3,327,493)	(2,117,138)
Gross profit	869,114	1,742,918	940,880	306,683	944,090	290	(2,612,032)	—	2,191,943	1,247,853	944,090
Selling expenses	(340,048)	(684,928)	(306,555)	(179,811)	(6,234)	(1)	1,024,976	—	(492,601)	(486,366)	(6,234)
General and administrative expenses	(329,374)	(250,332)	(158,596)	(59,435)	(137,795)	(93,879)	579,706	—	(449,705)	(281,666)	(137,795)
Other income (expense), net	159,296	196,796	(4,318)	(4,094)	(8,539)	(26,569)	(356,092)	—	(43,520)	(34,981)	(8,539)
Financial results	(151,946)	(332,440)	(87,555)	(3,696)	(808,392)	(364,871)	484,386	—	(1,264,514)	(469,093)	(808,392)
Finance expense	(445,772)	(35,710)	(231,884)	(17,290)	(640,820)	(125,583)	481,482	3,275	(1,012,302)	(320,668)	(640,820)
Finance income	310,068	98,626	142,733	5,272	126,885	75,475	(408,694)	(3,275)	347,090	245,228	126,885
Foreign exchange losses, net	(135,124)	(854,154)	(87,826)	(19,290)	(633,141)	(727,478)	989,278	—	(1,467,735)	(790,755)	(633,141)
Derivatives	118,882	458,798	89,422	27,612	338,684	412,715	(577,680)	—	868,433	397,102	338,684
Interest in earnings of associates	(5,560)	—	—	4,176	5,165	383,527	5,560	(377,230)	15,638	10,469	5,165
Interest in earnings of joint ventures	—	—	—	—	—	348,113	—	—	348,113	348,113	—
Income tax (expense) benefit	9,658	(165,164)	(130,989)	(16,325)	(81,028)	145,608	155,506	—	(82,734)	(2,062)	(81,028)

Profit (loss) from continuing operations	211,140	506,850	252,867	47,498	(92,733)	392,218	(717,990)	(377,230)	222,620	332,267	(92,733)
Total net income attributable to:
Owners of the Company	211,146	486,452	202,127	47,342	(26,900)	387,501	(697,598)	(481,083)	128,987	281,371	(26,900)
Non-controlling interests	(6)	20,398	50,740	156	(65,833)	4,717	(20,392)	103,853	93,633	50,896	(65,833)

	211,140	506,850	252,867	47,498	(92,733)	392,218	(717,990)	(377,230)	222,620	332,267	(92,733)
Other selected data:
Depreciation and amortization	1,041,694	100,790	233,772	49,335	697,057	7,787	(1,142,484)	—	987,951	290,741	697,057
EBITDA	1,395,122	1,105,244	705,183	116,854	1,493,744	619,268	(2,500,366)	(377,230)	2,557,819	1,094,163	1,493,744
Additions to PP&E, intangible and biological assets	1,496,676	585,750	251,627	21,334	1,039,864	612	(2,082,426)	—	1,313,437	273,639	1,039,864
Reconciliation of EBITDA:
Profit (loss) for the period	211,140	506,850	252,867	47,498	(92,733)	392,218	(717,990)	(377,230)	222,620	332,267	(92,733)
Income tax and social contribution	(9,658)	165,164	130,989	16,325	81,028	(145,608)	(155,506)	—	82,734	2,062	81,028
Financial result, net	151,946	332,440	87,555	3,696	808,392	364,871	(484,386)	—	1,264,514	469,093	808,392
Depreciation and amortization	1,041,694	100,790	233,772	49,335	697,057	7,787	(1,142,484)	—	987,951	290,741	697,057

EBITDA	1,395,122	1,105,244	705,183	116,854	1,493,744	619,268	(2,500,366)	(377,230)	2,557,819	1,094,163	1,493,744

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	April 1, 2017 to June 30, 2017
	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of income or loss:
Net sales	3,105,914	17,264,040	1,359,665	511,466	1,506,143	183	(20,369,954)	(8,950)	3,368,507	1,871,281	1,506,143
Domestic market	1,726,017	17,264,040	1,359,665	399,717	1,426,995	183	(18,990,057)	(8,950)	3,177,610	1,759,532	1,426,995
External market	1,379,897	—	—	111,749	79,148	—	(1,379,897)	—	190,897	111,749	79,148
Cost of sales	(3,095,884)	(16,499,280)	(866,811)	(354,429)	(989,334)	(548)	19,595,164	8,950	(2,202,172)	(1,221,755)	(989,334)
Gross profit	10,030	764,760	492,854	157,037	516,809	(365)	(774,790)	—	1,166,335	649,526	516,809
Selling expenses	(186,415)	(327,978)	(164,243)	(99,902)	(17,285)	(5)	514,393	—	(281,435)	(264,150)	(17,285)
General and administrative expenses	(128,491)	(102,422)	(81,081)	(21,175)	(65,877)	(34,776)	230,913	—	(202,909)	(137,210)	(65,877)
Other (expense) income, net	(7,733)	225,052	(9,308)	(314)	(2,211)	(35,887)	(217,319)	—	(47,720)	(45,509)	(2,211)
Financial results	(98,083)	(71,169)	(41,192)	(4,377)	(432,864)	(206,048)	169,252	—	(684,481)	(256,940)	(432,864)
Finance expense	(231,311)	(69,598)	(141,297)	(11,097)	(459,653)	(255,091)	300,909	—	(867,138)	(383,937)	(459,653)
Finance income	206,246	25,989	100,180	8,739	78,996	46,847	(232,235)	—	234,762	157,169	78,996
Foreign exchange losses, net	(13,790)	(159,127)	(42,378)	(7,547)	(128,958)	(133,738)	172,917	—	(312,621)	(213,937)	(128,958)
Derivatives	(59,228)	131,567	42,303	5,528	76,751	135,934	(72,339)	—	260,516	183,765	76,751
Interest in earnings of associates	(10,494)	—	—	(2,568)	1,412	43,411	10,494	(43,883)	(1,628)	(3,042)	1,412
Interest in earnings of joint ventures	—	—	—	—	—	40,397	—	—	40,397	40,397	—
Income tax expense benefit	171,283	(143,768)	(70,815)	(10,775)	(30,808)	76,418	(27,515)	—	(35,980)	(12,220)	(30,808)

(Loss) profit from continuing operations	(249,903)	344,475	126,215	17,926	(30,824)	(116,855)	(94,572)	(43,883)	(47,421)	(29,148)	(30,824)
Total net income attributable to:
Owners of the Parent	(249,903)	329,889	80,018	17,926	(9,550)	(117,181)	(79,986)	(15,994)	(44,781)	(76,041)	(9,550)
Non-controlling interests	—	14,586	46,197	—	(21,274)	326	(14,586)	(27,889)	(2,640)	46,893	(21,274)

	(249,903)	344,475	126,215	17,926	(30,824)	(116,855)	(94,572)	(43,883)	(47,421)	(29,148)	(30,824)
Other selected data:
Depreciation and amortization	505,515	162,420	128,070	19,901	298,739	4,095	(667,935)	—	450,805	152,066	298,739
EBITDA	182,412	721,832	366,292	52,979	731,587	16,870	(904,244)	(43,883)	1,123,845	392,078	731,587
Additions to PP&E, intangible and biological assets	410,813	159,978	102,727	5,034	478,181	2,163	(570,791)	—	588,105	109,215	478,181
Reconciliation of EBITDA:
(Loss) profit for the period	(249,903)	344,475	126,215	17,926	(30,824)	(116,855)	(94,572)	(43,883)	(47,421)	(29,148)	(30,824)
Income tax and social contribution	(171,283)	143,768	70,815	10,775	30,808	(76,418)	27,515	—	35,980	12,220	30,808
Financial result, net	98,083	71,169	41,192	4,377	432,864	206,048	(169,252)	—	684,481	256,940	432,864
Depreciation and amortization	505,515	162,420	128,070	19,901	298,739	4,095	(667,935)	—	450,805	152,066	298,739

EBITDA	182,412	721,832	366,292	52,979	731,587	16,870	(904,244)	(43,883)	1,123,845	392,078	731,587

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2017 to June 30, 2017
	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of profit or loss:
Net sales	6,019,148	34,962,194	2,505,932	958,162	2,705,317	362	(40,981,342)	(15,535)	6,154,238	3,464,422	2,705,317
Domestic market	3,343,013	34,962,194	2,505,932	757,911	2,577,951	362	(38,305,207)	(15,535)	5,826,621	3,264,171	2,577,951
External market	2,676,135	—	—	200,251	127,366	—	(2,676,135)	—	327,617	200,251	127,366
Cost of sales	(5,328,028)	(33,246,205)	(1,586,931)	(668,415)	(1,920,186)	(1,615)	38,574,233	15,534	(4,161,613)	(2,256,929)	(1,920,186)
Gross profit	691,120	1,715,989	919,001	289,747	785,131	(1,254)	(2,407,109)	—	1,992,625	1,207,493	785,131
Selling expenses	(330,717)	(642,079)	(332,030)	(187,291)	(19,640)	(57)	972,796	—	(539,018)	(519,378)	(19,640)
General and administrative expenses	(287,252)	(218,664)	(158,194)	(41,394)	(129,185)	(81,510)	505,916	—	(410,283)	(274,127)	(129,185)
Other (expense) income, net	(93,027)	179,275	(9,889)	(168)	(4,405)	(49,298)	(86,248)	—	(63,760)	(59,354)	(4,405)
Financial results	36,980	(243,286)	(82,616)	(24,175)	(884,077)	(312,006)	206,306	—	(1,302,874)	(391,977)	(884,077)
Finance expense	(451,555)	(119,869)	(356,319)	(18,386)	(948,040)	(442,625)	571,424	—	(1,765,370)	(807,496)	(948,040)
Finance income	380,211	70,589	273,956	12,663	122,641	108,511	(450,800)	—	517,771	423,895	122,641
Foreign exchange losses, net	(39,177)	(49,907)	(13,664)	(3,625)	(128,464)	(47,980)	89,084	—	(193,733)	(77,048)	(128,464)
Derivatives	147,501	(144,099)	13,411	(14,827)	69,786	70,088	(3,402)	—	138,458	68,672	69,786
Interest in earnings of associates	(47,771)	—	—	(4,147)	3,158	181,244	47,771	(178,929)	1,326	(1,834)	3,158
Interest in earnings of joint ventures	—	—	—	—	—	296,094	—	—	296,094	296,094	—
Income tax (expense) benefit	93,711	(233,167)	(126,529)	(13,513)	(30,633)	90,866	139,456	—	(79,809)	(49,562)	(30,633)

Profit (loss) from continuing operations	63,044	558,068	209,743	19,059	(279,651)	124,079	(621,112)	(178,929)	(105,699)	207,355	(279,651)
Total net income attributable to:
Owners of the Company	63,044	529,784	132,359	19,059	(80,473)	117,445	(592,828)	(212,056)	(23,666)	129,273	(80,473)
Non-controlling interests	—	28,284	77,384	—	(199,178)	6,634	(28,284)	33,127	(82,033)	78,082	(199,178)

	63,044	558,068	209,743	19,059	(279,651)	124,079	(621,112)	(178,929)	(105,699)	207,355	(279,651)
Other selected data:
Depreciation and amortization	954,248	312,590	260,818	39,553	588,704	8,285	(1,266,838)	—	897,360	308,657	588,704
EBITDA	886,601	1,347,111	679,706	96,300	1,223,763	353,504	(2,233,712)	(178,929)	2,174,344	957,551	1,223,763
Additions to PP&E, intangible and biological assets	1,300,558	418,803	171,447	6,770	950,064	2,471	(1,719,361)	—	1,130,752	179,979	950,064
Reconciliation of EBITDA:
Profit (loss) for the period	63,044	558,068	209,743	19,059	(279,651)	124,079	(621,112)	(178,929)	(105,699)	207,355	(279,651)
Income tax and social contribution	(93,711)	233,167	126,529	13,513	30,633	(90,866)	(139,456)	—	79,809	49,562	30,633
Financial result, net	(36,980)	243,286	82,616	24,175	884,077	312,006	(206,306)	—	1,302,874	391,977	884,077
Depreciation and amortization	954,248	312,590	260,818	39,553	588,704	8,285	(1,266,838)	—	897,360	308,657	588,704

EBITDA	886,601	1,347,111	679,706	96,300	1,223,763	353,504	(2,233,712)	(178,929)	2,174,344	957,551	1,223,763

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	June 30, 2018
	Reported segments					Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan S.A	Cosan Logística
Cash and cash equivalents	2,351,476	691,695	1,376,192	146,742	83,907	2,466,204	(3,043,171)	—	4,073,045	3,144,354	83,907
Marketable securities	—	—	1,090,901	8,993	2,488,020	216,792	—	—	3,804,706	1,316,650	2,488,020
Trade receivables	822,618	2,504,378	752,655	437,479	402,122	6	(3,326,996)	—	1,592,262	1,190,140	402,122
Derivative financial instruments	813,830	506,483	408,245	27,427	480,484	824,388	(1,320,313)	—	1,740,544	1,251,159	480,484
Inventories	2,001,259	2,427,576	69,142	336,171	354,188	2,276	(4,428,835)	—	761,777	407,589	354,188
Other financial assets	395,887	—	—	—	—	—	(395,887)	—	—	376,925	—
Other current assets	3,605,787	2,284,918	291,585	95,358	490,644	592,095	(5,890,705)	(303,795)	1,165,887	714,495	490,644
Other non-current assets	4,065,011	3,524,472	347,822	77,776	2,692,563	1,059,352	(7,589,483)	(1,435)	4,176,078	1,483,512	2,692,563
Investments in associates	357,967	341,010	—	18,052	39,357	11,924,957	(698,977)	(11,637,151)	345,215	305,858	39,357
Investments in joint ventures	—	—	—	—	—	8,022,046	—	—	8,022,046	8,022,046	—
Biological assets	838,770	—	—	—	—	—	(838,770)	—	—	—	—
Property, plant and equipment	11,358,109	2,280,671	—	276,783	11,667,811	138,945	(13,638,780)	—	12,083,539	412,969	11,667,811
Intangible assets and goodwill	3,586,709	2,073,704	8,469,686	894,923	7,557,415	4,443	(5,660,413)	—	16,926,467	9,369,013	7,557,415
Loans, borrowings and debentures	(11,579,392)	(3,024,509)	(4,262,973)	(747,665)	(10,147,713)	(7,184,207)	14,603,901	—	(22,342,558)	(10,274,857)	(10,147,713)
Derivative financial instruments	(679,450)	(167,253)	—	(427)	—	(31,020)	846,703	—	(31,447)	(24,116)	—
Trade payables	(3,007,310)	(1,271,947)	(1,606,452)	(439,184)	(484,687)	(4,621)	4,279,257	—	(2,534,944)	(2,050,235)	(484,687)
Real estate credit certificates	—	—	—	—	(36,873)	—	—	—	(36,873)	—	(36,873)
Employee benefits payable	(502,204)	(132,784)	(42,275)	(28,194)	(147,840)	(22,276)	634,988	—	(240,585)	(92,569)	(147,840)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,211,620)	—	—	(1,211,620)	(1,211,621)	—
Lease	—	—	—	—	(671,270)	—	—	—	(671,270)	—	(671,270)
Other current liabilities	(1,628,569)	(2,221,448)	(161,797)	(200,685)	(743,437)	(908,637)	3,850,017	305,227	(1,709,329)	(965,284)	(743,437)
Other non-current liabilities	(1,430,169)	(4,853,183)	(1,946,475)	(207,162)	(6,083,299)	(1,530,537)	6,283,352	125,087	(9,642,386)	(3,616,919)	(6,083,299)

Total assets (net of liabilities) allocated by segment	11,370,329	4,963,783	4,786,256	696,387	7,941,392	14,358,586	(16,334,112)	(11,512,067)	16,270,554	9,759,109	7,941,392

Total assets	30,197,423	16,634,907	12,806,228	2,319,704	26,256,511	25,251,504	(46,832,330)	(11,942,381)	54,691,566	27,994,710	26,256,511

Equity attributable to owners of the Company	11,371,316	4,739,442	3,874,016	694,026	2,189,087	14,358,228	(16,110,758)	(15,423,672)	5,691,685	8,844,508	2,189,087
Non-controlling interests	(987)	224,341	912,240	2,361	5,752,305	358	(223,354)	3,911,605	10,578,869	914,601	5,752,305

Total shareholders’ equity	11,370,329	4,963,783	4,786,256	696,387	7,941,392	14,358,586	(16,334,112)	(11,512,067)	16,270,554	9,759,109	7,941,392

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2017
	Reported segments					Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan S.A	Cosan Logística
Cash and cash equivalents	2,069,357	1,221,890	1,727,521	192,115	179,909	2,455,632	(3,291,247)	—	4,555,177	3,150,328	179,909
Marketable securities	—	—	509,544	5,439	3,153,160	185,200	—	—	3,853,343	700,035	3,153,160
Trade receivables	688,235	2,679,114	640,682	310,006	371,718	14	(3,367,349)	—	1,322,420	950,701	371,718
Derivative financial instruments	453,775	88,496	458,476	2,581	110,107	591,049	(542,271)	—	1,162,213	1,052,105	110,107
Inventories	2,804,223	2,416,833	76,548	301,850	282,291	2,372	(5,221,056)	—	663,061	380,770	282,291
Other financial assets	476,181	—	—	—	—	1,340,000	(476,181)	—	1,340,000	1,686,718	—
Other current assets	2,114,733	1,406,945	155,815	98,419	438,369	900,345	(3,521,678)	(566,122)	1,026,826	626,672	438,369
Other non-current assets	3,373,565	1,335,986	356,962	70,055	2,770,618	1,100,740	(4,709,551)	(1,230)	4,297,145	1,521,810	2,770,618
Investments in associates	348,523	—	—	12,113	41,930	11,862,366	(348,523)	(11,615,067)	301,342	259,412	41,930
Investments in joint ventures	—	—	—	—	—	8,447,799	—	—	8,447,799	8,447,799	—
Biological assets	880,668	—	—	—	—	—	(880,668)	—	—	—	—
Investment property	10,753,205	2,329,858	—	270,229	11,266,278	145,068	(13,083,063)	—	11,681,575	412,325	11,266,278
Intangible assets and goodwill	3,669,903	4,600,777	8,471,087	873,924	7,622,969	5,630	(8,270,680)	—	16,973,610	9,350,598	7,622,969
Loans, borrowings and debentures	(10,853,768)	(2,741,312)	(4,212,504)	(589,292)	(9,670,946)	(7,216,204)	13,595,080	—	(21,688,946)	(9,674,994)	(9,670,946)
Derivative financial instruments	(250,033)	(218,888)	—	(8,293)	—	(106,792)	468,921	—	(115,085)	(114,531)	—
Trade payables	(1,341,867)	(2,124,538)	(1,444,835)	(353,474)	(628,597)	(7,089)	3,466,405	—	(2,433,995)	(1,805,385)	(628,597)
Real estate credit certificates	—	—	—	—	(86,745)	—	—	—	(86,745)	—	(86,745)
Employee benefits payable	(356,155)	(94,158)	(59,059)	(34,125)	(166,864)	(31,032)	450,313	—	(291,080)	(124,017)	(166,864)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,442,679)	—	—	(1,442,679)	(1,442,679)	—
Leases	—	—	—	—	(944,138)	—	—	—	(944,138)	—	(944,138)
Other current liabilities	(1,412,872)	(1,387,037)	(358,430)	(237,302)	(778,049)	(1,237,815)	2,799,909	567,352	(2,044,244)	(1,449,477)	(778,049)
Other non-current liabilities	(1,345,322)	(4,392,359)	(1,782,718)	(212,710)	(5,938,422)	(1,663,907)	5,737,681	79,571	(9,518,186)	(3,630,926)	(5,938,422)

Total assets (net of liabilities) allocated by segment	12,072,351	5,121,607	4,539,089	701,535	8,023,588	15,330,697	(17,193,958)	(11,535,496)	17,059,413	10,297,264	8,023,588

Total assets	27,632,368	16,079,899	12,396,635	2,136,731	26,237,349	27,036,215	(43,712,267)	(12,182,419)	55,624,511	28,539,273	26,237,349

Equity attributable to owners of the Company	12,073,314	4,888,966	3,688,494	701,535	2,211,005	15,330,321	(16,962,280)	(15,892,598)	6,038,757	9,446,669	2,211,005
Non-controlling interests	(963)	232,641	850,595	—	5,812,583	376	(231,678)	4,357,102	11,020,656	850,595	5,812,583

Total shareholders’ equity	12,072,351	5,121,607	4,539,089	701,535	8,023,588	15,330,697	(17,193,958)	(11,535,496)	17,059,413	10,297,264	8,023,588

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by segment:

	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018	April 1, 2017 to June 30, 2017	January 1, 2017 to June 30, 2017
Reported segment
Raízen Energia
Ethanol	1,624,324	4,048,018	1,614,698	3,145,257
Sugar	729,444	2,079,694	1,221,516	2,513,242
Gas	275,069	396,791	—	—
Diesel	1,122,690	1,122,690	—	—
Cogeneration	303,939	412,934	198,677	239,775
Other	36,090	544,367	71,023	120,874

	4,091,556	8,604,494	3,105,914	6,019,148
Raízen Combustíveis
Fuels	19,594,604	39,089,576	17,264,040	34,962,194

	19,594,604	39,089,576	17,264,040	34,962,194
Comgás
Industrial	1,017,538	1,959,418	840,938	1,601,201
Residential	238,830	429,026	228,418	379,903
Cogeneration	71,850	130,525	50,754	98,477
Automotive	62,957	118,151	54,733	105,989
Commercial	90,735	172,285	79,305	146,984
Construction revenue	96,177	185,670	86,787	143,114
Other	14,716	28,604	18,730	30,264

	1,592,803	3,023,679	1,359,665	2,505,932
Moove
Finished goods	738,030	1,384,111	425,491	806,714
Basic oil	79,057	150,066	78,650	136,171
Services	9,586	17,068	7,325	15,277

	826,673	1,551,245	511,466	958,162
Logistics
Northern operations	1,210,680	2,264,025	1,116,347	2,030,515
Southern operations	389,195	677,345	332,963	570,052
Container operations	64,670	119,858	56,833	104,750

	1,664,545	3,061,228	1,506,143	2,705,317
Reconciliation
Cosan Corporate	29	430	183	362

IFRS 11—Deconsolidated of adjustments/eliminations joint ventures and eliminations	(23,695,719)	(47,712,733)	(20,378,904)	(40,996,877)

Total	4,074,491	7,617,919	3,368,507	6,154,238

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018	April 1, 2017 to June 30, 2017	January 1, 2017 to June 30, 2017
At a point in time
Fuels	22,616,687	44,657,075	18,878,738	38,107,451
Sugar	729,444	2,079,694	1,221,516	2,513,242
Gas distribution	1,410,060	2,678,880	1,203,394	2,234,077
Lubricants and basic oil	426,025	1,143,114	504,141	942,885
Cogeneration	375,789	543,459	249,431	338,252
Construction revenue	96,177	185,670	86,787	143,114
Other	441,868	964,033	89,753	151,138

	26,096,050	52,251,926	22,233,760	44,430,159
Over time
Transportation	71,902	131,798	82,560	143,104
Port Elevation	1,484,365	2,717,843	1,307,316	2,339,662
Other services	117,893	229,085	123,775	238,190

	1,674,160	3,078,726	1,513,651	2,720,956
IFRS 11—Deconsolidated of adjustments/eliminations joint ventures and eliminations	(23,695,719)	(47,712,733)	(20,378,904)	(40,996,877)

Total of net sales	4,074,491	7,617,919	3,368,507	6,154,238

6	Cash and cash equivalents

	June 30, 2018	December 31, 2017
Cash and bank deposits	117,349	53,525
Savings account	595,882	2,115,562
Financial investments	3,359,814	2,386,090

	4,073,045	4,555,177

Financial investments are composed as follows:

	June 30, 2018	December 31, 2017

Investment fund
Repurchase agreements	1,647,264	1,474,509
Bank certificate of deposits—CDB	355,802	377,605

	2,003,066	1,852,114
Bank investments
Repurchase agreements	116,083	160,124
Bank certificate of deposits—CDB	401,239	367,988
Other	839,426	5,864

	1,356,748	533,976

	3,359,814	2,386,090

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

7	Marketable securities and Restricted cash

Marketable securities
	June 30, 2018	December 31, 2017
Government security	3,744,928	3,640,726
Bank certificate of deposits—CDB	59,778	212,617

	3,804,706	3,853,343
Restricted cash
	June 30, 2018	December 31, 2017
Investments linked to loans	71,920	93,251
Securities pledged as collateral	95,862	132,383

	167,782	225,634
Current	1,394	—

Non-current	166,388	225,634

8	Trade receivables

	June 30, 2018	December 31, 2017
Domestic – Brazilian Reais	1,604,059	1,388,837
Export – Foreign currency	108,744	54,635
Allowance for doubtful accounts	(120,541)	(121,052)

	1,592,262	1,322,420
Current	1,546,639	1,277,766

Non-current	45,623	44,654

9	Other current tax receivables

	June 30, 2018	December 31, 2017
ICMS—State VAT	519,470	477,160
ICMS CIAP—State VAT	175,068	214,745
Credit installment	39,597	38,926
PIS—Revenue tax	86,391	73,214
COFINS—Revenue tax	292,018	278,512
Other	31,010	23,673

	1,143,554	1,106,230
Current	332,864	327,410

Non-Current	810,690	778,820

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

10	Related parties

a)	Receivables from and payables to related parties:

	June 30, 2018	December 31, 2017
Current Asset
Commercial operation
Raízen Energia S.A.	49,121	22,283
Aguassanta Participações S.A.	32	17
Raízen Combustíveis S.A.	11,349	6,094
Other	1,769	1,665

	62,271	30,059

Non-current assets
Commercial operations
Raízen Combustíveis S.A.	22,534	18,086
Receivables under the framework agreement
Janus Brasil Participações S.A	—	30,423
Raízen Energia S.A.	37,099	87,969

	37,099	118,392
Financial and corporation operations
Rezende Barbosa	27,744	31,444
Other	1,913	1,833

	29,657	33,277

	89,290	169,755

	June 30, 2018	December 31, 2017
Current liabilities
Corporate operations
Raízen Energia S.A.	221,456	198,198
Raízen Combustíveis S.A.	131,796	128,189
Other	1,373	1,876

	354,625	328,263

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Related party transactions:

	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018	April 1, 2017 to June 30, 2017	January 1, 2017 to June 30, 2017
Sales of goods and services
Raízen Combustíveis S.A	40,794	79,364	32,959	68,776
Raízen Energia S.A.	89,006	174,287	98,320	176,060

	129,800	253,651	131,279	244,836
Purchase of goods / Inputs
Raízen Energia S.A.	(119)	(186)	(143)	(291)
Raízen Combustíveis S.A.	(302,968)	(555,419)	(238,573)	(442,290)

	(303,087)	(555,605)	(238,716)	(442,581)
Shared expense
Raízen Energia S.A.	(17,964)	(36,490)	(20,963)	(38,097)

	(17,964)	(36,490)	(20,963)	(38,097)
Financial result
Usina Santa Luiza	(60)	(119)	(57)	(261)
Raízen Energia S.A.	2,481	4,449	3,499	3,784
Other	19	101	—	—

	2,440	4,431	3,442	3,523

c)	Officers’ and directors’ compensation

	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018	April 1, 2017 to June 30, 2017	January 1, 2017 to June 30, 2017
Short-term benefits to officers and directors	18,335	34,484	16,989	42,547
Post-employment benefits	91	162	196	461
Other long-term benefits	35	70	141	271
Benefits from termination of employment contract	677	677	—	—
Share-based payment transactions	2,559	13,914	3,347	6,192

	21,697	49,307	20,673	49,471

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

11	Investments in associates

a)	Information in associates of the Company and the Company´s ownership:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefits %
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Novvi Limited Liability Company	1,011,000	202,200	20.00%	20.00%
Janus Brasil Participações S.A.	142,202,486	72,200,370	50.77%	5.00%
Radar Propriedades Agrícolas S.A	1,735,703	531,125	51.00%	3.00%
Radar II Propriedades Agrícolas S.A	81,440,221	24,920,708	51.00%	3.00%
Usina Santa Luiza S.A	28,553,200	9,516,782	33.33%	33.33%
	January 1, 2018	Interest in earnings (losses) of associates	Other comprehensive income	Dividends	Capital increase	June 30, 2018	Interest in earnings (losses) of associates in June 30, 2017
Investments in associates
Tellus Brasil Participações S.A.	98,723	1,670	—	(1,855)	—	98,538	2,799
Novvi Limited Liability Company	11,756	4,204	1,718	—	—	17,678	(4,147)
Janus Brasil Participações S.A.	51,426	3,873	—	(2,754)	36,585	89,130	588
Radar Propriedades Agrícolas S.A	57,532	613	53	—	—	58,198	924
Radar II Propriedades Agrícolas S.A	31,126	441	12	(184)	—	31,395	564
Usina Santa Luiza S.A	4,389	(457)	—	—	1,833	5,765	—
Other	46,390	5,294	565	(7,738)	—	44,511	598

Total	301,342	15,638	2,348	(12,531)	38,418	345,215	1,326

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Information in the non-controlling interests in subsidiaries of the Company:

	Shares issued by the associate	Shares held by non-controlling shareholders	Non-controlling interest
Cosan S.A.	407,904,353	155,759,721	38.19%
Cosan Logística S.A.	463,224,241	127,265,347	27.47%
Companhia de Gás de São Paulo—Comgás	132,023,251	26,243,394	19.88%
Rumo S.A.	1,559,015,898	1,088,431,798	69.82%
Logispot Armazéns Agrícolas S.A.	2,040,816	1,000,000	49.00%
	January 1, 2018	Interest in earnings (losses) of associates	Change of shareholding interest in subsidiary	Other comprehensive income (losses)	Dividends	New standards adopted by the Company—Note 3.2	Business combination	Other	June 30, 2018	Interest in earnings (losses) of associates in June 30, 2017
Cosan S.A.	3,795,050	111,248	(440,817)	(58,960)	(57,426)	(2,646)	—	8,530	3,354,979	54,611
Cosan Logística S.A.	607,284	(7,396)	594	628	—	(77)	—	827	601,860	(22,182)
Companhia de Gás de São Paulo—Comgás	850,595	51,052	12,051	130	—	(1,280)	—	—	912,548	78,082
Rumo S.A.	5,732,763	(65,543)	—	5,748	(1,947)	(735)	—	2,488	5,672,774	(198,603)
Logispot Armazéns Agrícolas S.A.	34,588	(290)	—	—	—	—	—	—	34,298	(575)
Other	376	4,562	—	—	(4,737)	—	2,209	—	2,410	6,634

Total	11,020,656	93,633	(428,172)	(52,454)	(64,110)	(4,738)	2,209	11,845	10,578,869	(82,033)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

12	Investments in joint ventures

The Company entered into an agreement to form two joint ventures, accounting for 50% of the economic benefits of the companies. They are:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Ordinary shares issued by the joint venture	1,661,418,472	7,243,283,198
Shares held by Cosan	830,709,236	3,621,641,599
Cosan ownership interest	50%	50%

Interest in earnings of joint ventures at June 30, 2017	264,447	31,647	296,094
January 1, 2018	3,185,988	5,261,811	8,447,799

Interest in earnings of joint ventures	243,276	104,837	348,113
Other comprehensive income	28,727	(185,743)	(157,016)
Interest on capital	(39,500)	—	(39,500)
Dividends	(307,340)	(270,010)	(577,350)

June 30, 2018	3,111,151	4,910,895	8,022,046

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 5, Segments.

On June 30, 2018, the Company was in compliance with the covenants of the agreements governing the Joint Ventures.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

13	Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (ii)	Permanent railways (i)	Construction in progress	Other	Total
Cost
At January 1, 2018	1,070,095	874,398	6,095,595	5,136,116	986,102	340,576	14,502,882
Additions	(13)	62	—	—	1,051,104	5,012	1,056,165
Disposals	(2,317)	(2,436)	(45,036)	—	(164)	(30,014)	(79,967)
Transfers	126,924	135,410	190,742	498,723	(973,394)	29,462	7,867
Business combinations (iii)	—	—	—	—	—	5,699	5,699

At June 30, 2018	1,194,689	1,007,434	6,241,301	5,634,839	1,063,648	350,735	15,492,646

Depreciation
At January 1, 2018	(297,499)	(344,146)	(1,245,651)	(949,777)	—	15,766	(2,821,307)
Additions	(23,553)	(60,146)	(314,862)	(228,028)	—	(15,360)	(641,949)
Disposals	2,317	2,436	44,679	—	—	25,028	74,460
Transfers	204	—	—	—	—	(20,515)	(20,311)

At June 30, 2018	(318,531)	(401,856)	(1,515,834)	(1,177,805)	—	4,919	(3,409,107)

At January 1, 2018	772,596	530,252	4,849,944	4,186,339	986,102	356,342	11,681,575

At June 30, 2018	876,158	605,578	4,725,467	4,457,034	1,063,648	355,654	12,083,539

(i)	Leasehold improvements and finance leases included.
(ii)	On June 30, 2018, wagons and locomotives in the amount of R$ 745,203 (R$ 743,203 on December 31, 2017) were placed on bail to guarantee bank loans (Note 15).
(iii)	Property, plant and equipment acquired on the acquisition of the full control of the company TTA—SAS Techniques & Technologie Appliques as detailed in Note 01

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

14	Intangible assets and goodwill

	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total
Cost:
At January 1, 2018	851,885	17,433,267	435,624	252,474	989,387	426,948	20,389,585
Additions	—	189,815	—	—	36,854	22,401	249,070
Disposals	—	(33,752)	—	—	(2,685)	(70)	(36,507)
Transfers	—	740	—	—	(765)	8,514	8,489
Business combination (i)	(85,259)	—	—	—	136,499	—	51,240

At June 30, 2018	766,626	17,590,070	435,624	252,474	1,159,290	457,793	20,661,877

Amortization
At January 1, 2018	—	(2,004,657)	(212,616)	(205,443)	(787,426)	(205,833)	(3,415,975)
Additions	—	(239,526)	(5,870)	(11,414)	(58,888)	(30,854)	(346,552)
Disposals	—	24,778	—	—	2,268	66	27,112
Transfers	—	(360)	—	—	360	5	5

At June 30, 2018	—	(2,219,765)	(218,486)	(216,857)	(843,686)	(236,616)	(3,735,410)

At January 1, 2018	851,885	15,428,610	223,008	47,031	201,961	221,115	16,973,610

At June 30, 2018	766,626	15,370,305	217,138	35,617	315,604	221,177	16,926,467

(i)	Acquisition of control of companies in the Lubricants segment and allocation of the purchase price of the acquisition of Stambridge Group Limited (Note 1).

Capitalization of borrowing costs

Capitalized borrowing costs for the period ended June 30, 2018, amounted to R$ 4,400 (R$ 5,155 for the period ended June 30, 2017). The weighted average interest rate used to capitalize borrowing costs on the balance of concession right, was 7.51% p.a. for the period ended June 30, 2018 (10.42% p.a. for the period ended June 30, 2017).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Intangible assets (excluding goodwill)	Annual rate of amortization—%	June 30, 2018	December 31, 2017
Gas distribution concession—Comgás (i)	Concession term	8,199,662	8,197,514
Concession rights—Rumo (ii)	Concession term	7,170,643	7,231,096

		15,370,305	15,428,610
Operating license for port terminal (iii)	4.00	217,138	223,008
Trademarks
Mobil	10.00	11,414	22,827
Comma	—	24,203	24,204

		35,617	47,031
Relationship with customers:
Comgás	20.00	160,669	174,458
Lubricants	6.00	154,935	27,503

		315,604	201,961
Other
Software license	20.00	168,147	167,520
Other		53,030	53,595

		221,177	221,115
Total		16,159,841	16,121,725

(i)

Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;

(ii)	Refers to the concession right agreement of Rumo Malha Norte, which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo, from the business combinations.

Impairment testing of cash-generating units (“CGU”) goodwill

The Company annually tests recoverable amounts of goodwill arising from business combination operations. Property, plant and equipment and defined-intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

During the period ended June 30, 2018, no impairment indicators were identified that would require the review of the last test conducted at December 31, 2017.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

15	Loans, borrowings and debentures

	Interest
Description (i)	Index at June 30, 2018	Annual interest	June 30, 2018	December 31, 2017	Maturity
Loan and borrowings
BNDES	URTJLP	8.42%	2,075,279	2,270,055	Jun-29
	Fixed	5.27%	1,169,296	1,281,416	Feb-25
	TJ462	9.45%	401,555	485,807	Oct-20
	Selic	8.32%	188,187	221,222	Oct-20
	Selic	8.49%	68,779	66,794	Jun-23
	TJLP	8.65%	119,895	120,573	Jun-23
	Selic	13.65%	3,543	4,075	Sep-20
	Fixed	3.76%	2,278	2,695	Jan-24
	IPCA	12.13%	2,999	2,840	Nov-21
EIB	U.S.$	3.88%	118,788	127,190	Jun-20
	U.S.$	2.94%	68,803	70,611	Sep-20
	U.S.$ + LIBOR	3.03%	137,339	138,778	May-21
	U.S.$ + LIBOR	2.91%	150,341	149,386	Sep-21
Foreign loans	GBP + Libor	3.95%	364,334	312,642	Dec-22
	GBP + Libor	2.22%	179,267	157,432	Nov-19
NCE	112% of CDI	7.18%	29,919	59,858	Dec-18
	126% of CDI	8.12%	514,388	—	Dec-23
	CDI + 3.50%	10.11%	295,554	294,968	Dec-18
	125% of CDI	8.05%	645,604	644,766	Dec-23
Perpetual Notes	U.S.$	8.25%	1,952,200	1,674,847	—
Resolution 4131	U.S.$	4.79%	49,416	68,305	Oct-20
	U.S.$ + Libor	3.47%	154,633	50,868	Feb-20
	U.S.$	2.40%	—	415,762	Mar-18
	U.S.$	3.67%	282,606	—	May-23
Senior Notes Due 2018	Fixed	9.50%	—	168,052	Mar-18
Senior Notes Due 2023	U.S.$	5.00%	378,920	339,665	Mar-23
Senior Notes Due 2027	U.S.$	7.00%	2,761,149	2,530,443	Jan-27
Senior Notes Due 2024	U.S.$	7.38%	2,891,496	2,570,622	Feb-24
Senior Notes Due 2024	U.S.$	5.95%	1,919,988	1,664,850	Sep-24
Senior Notes Due 2025	U.S.$	5.88%	1,861,518	—	Jan-25
FINEP	Fixed	5.00%	93,165	93,058	Nov-22
Trade banks	CDI + 4.91% p.a.	12.14%	30	98,117	Jun-19
	Fixed U.S.$	5.33%	97,662	95,040	Dec-21
Working capital	CDI + 2.80% p.a.	9.88%	—	391,693	Dec-18
	CDI + 2.95% p.a.	10.04%	—	286,463	Dec-18
	CDI + 0.31% p.m.	10.93%	—	1,117	Jan-18
	CDI + 0.33% p.m.	11.20%	—	3,345	Mar-18
	120% of CDI	7.72%	20,142	21,221	Jul-18
	120.85% of CDI	7.77%	10,842	10,440	Jul-18
	120.75% of CDI	7.77%	20,703	20,879	Jul-18
	122% of CDI	7.85%	15,400	—	Feb-19
Bank overdrafts	125.5% of CDI	8.08%	—	94	Jun-18
Prepayment	U.S.$+Libor	3.70%	11,698	10,039	Apr-19

			19,057,716	16,926,028

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Interest
Description (i)	Index at June 30, 2018	Annual interest	June 30, 2018	December 31, 2017	Maturity
Debentures
Non-convertible debentures	CDI + 2.05% p.a.	8.57%	—	152,573	—
	CDI + 3.50% p.a.	10.11%	—	1,359,125	—
	IGPM + 6,10%	14.38%	219,523	—	May-28
	IPCA + 5.10%	9.40%	380,232	363,894	Sep-18
	IPCA + 5.57%	9.89%	203,987	197,923	Sep-20
	IPCA + 7.14%	11.52%	310,864	293,312	Dec-20
	IPCA + 7.48%	11.88%	279,916	263,701	Dec-22
	IPCA + 7.36%	11.75%	92,219	86,927	Dec-25
	IPCA + 5.87%	10.20%	737,909	726,827	Dec-23
	IPCA + 4.33%	8.60%	414,945	396,328	Oct-24
	108 % of CDI	6.92%	57,056	171,515	Jul-18
	Fixed	13.13%	—	163,750	—
	128 % of CDI	8.25%	501,108	499,576	Dec-25
	CDI + 0.90%	7.35%	87,083	87,467	Sep-19

			3,284,842	4,762,918
Total			22,342,558	21,688,946

Current			2,586,255	3,903,392

Non-current			19,756,303	17,785,554

(i)	The Company’s debts with national and international development agencies have bank guarantees. Guarantees are contracted with first-tier banks guaranteeing the total amount of debt.

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	June 30, 2018	December 31, 2017
Reais (R$)	8,962,369	11,312,466
Dollar (U.S.$) (i)	12,836,588	9,906,406
Pound (GBP)	543,601	470,074

	22,342,558	21,688,946

(i)	At June 30, 2018, all dated debts denominated in U.S. Dollars, in the subsidiaries, have currency risk protection through derivatives (Note 26).

Below are the movements that occurred for the period ended June 30, 2018.

At January 1, 2018	21,688,946

Raised	2,721,150
Amortization of principal	(3,821,208)
Payment of interest	(663,800)
Interest, exchange rate and fair value	2,417,470

At June 30, 2018	22,342,558

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Resolution 4,131

On March 9, 2018, Moove, a wholly-owned subsidiary of the Company, obtained a loan from Bank of America Merril Lynch in the amount of U.S.$ 20,000 thousands with maturity on February 20, 2020 and interest at libor + 1.00%p.a.

On May 29, 2018, Comgás, a wholly-owned subsidiary of the Company, obtained a loan from Scotiabank in the amount US$ 75,000 thousands with maturity on May 30, 2023 and pre-fixed interest at 3.67% p.a.

Working Capital

On February 23, 2018, Cosan Biomassa, a wholly-owned subsidiary of the Company, obtained a loan in the amount of R$ 15,000 from Banco ABC with maturity on February 18, 2019 and a fixed interest rate of 122.00% of CDI.

On May, 9, 2018, Cosan Biomassa, a wholly-owned subsidiary of the Company, loan contract added with Banco Santander in the amount R$ 20,000 that delay the maturity to July, 17, 2018. The interest rate is floating and fixed of CDI.

Senior Notes 2025

On February 9, 2018, through its subsidiary, Rumo Luxembourg, the Company issued debt securities in the international market, Senior Notes due 2025 (“Notes 2025”) in the total amount of U.S.$ 500,000 thousands, with maturity in January 2025 and interest of 5.87% p.a., paid semi-annually. This debt is protected by exchange and interest rate swaps.

NCE Bradesco 2023

On January 26, 2018, through its subsidiary, Rumo Malha Norte SA, the Company raised funds from Banco Bradesco, through an Export Credit Note, in the total amount of R$ 500,000, due in December 2023 with interest of 126% of CDI, paid semi-annually.

Debentures

On May, 15, 2018, Comgás, a wholly-owned subsidiary of the Company, 7th issued debentures.

Resources were captured in a single series, in the amount R$ 215.000 thousands, corrected annually IGP-M, interest rate 6.10% p.a and maturity in May, 15, 2028.

Available credit line

➢	BNDES

As of June 30, 2018, the subsidiary Rumo had available credit lines from BNDES, which were not used, in the total amount of R$ 21,325 (R$ 94,220 on December 31, 2017).

As of June 30, 2018, the subsidiary Cosan S.A. had available credit lines, which were not used, in the total amount of R$ 200,458. (R$ 288,000 on December 31, 2017).

➢	Stand by facilities

As of June 30, 2018 and December 31,2017, the subsidiary Cosan S.A had available credit lines from three different Brazilian financial institutions, which were not used, in the total amount of R$ 501,000.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Financial Covenants

The Company is subject to certain restrictive clauses in most of the loan and financing agreements, based on certain financial and non-financial indicators. The Company evaluates the financial covenants as of December 31, 2018.

At June 30, 2018, the Company was in compliance with all debt financial covenants.

16	Leases

Finance lease liabilities

Finance lease liabilities are payable as follows:

	June 30, 2018				December 31, 2017
	Less than one year	Between one and five years	More than five years	Total	Total
Future value of minimum payments lease payments	238,422	471,205	207,402	917,029	1,250,860
Rolling stock	212,047	393,146	134,205	739,398	1,060,759
Terminal	23,400	76,208	73,197	172,805	184,484
Other	2,975	1,851	—	4,826	5,617
Interests	(64,596)	(145,017)	(36,146)	(245,759)	(306,722)
Rolling stock	(51,911)	(112,404)	(23,416)	(187,731)	(241,509)
Terminal	(12,370)	(32,507)	(12,730)	(57,607)	(64,528)
Other	(315)	(106)	—	(421)	(685)

Present value of minimum lease payments	173,826	326,188	171,256	671,270	944,138

Current				173,826	261,344

Non-current				497,444	682,794

Below are the movements that occurred for the period ended June 30, 2018.

At January 1, 2018	944,138

Interest, exchange rate and fair value	103,048
Amortization of principal	(299,126)
Payment of interest	(76,790)

At June 30, 2018	671,270

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Operating leases

At June 30, 2018, the future minimum lease payments under non-cancellable leases are as follows:

	June 30, 2018				December 31, 2017
	Total future minimum payments
	Less than one year	Between one and five years	More than five years	Total	Total
Locomotives	565	822	—	1,387	1,695
Rail cars	7,330	24,747	3,254	35,331	38,449
Other	2,784	8,008	4,260	15,052	16,058

Total	10,679	33,577	7,514	51,770	56,202

The leases are recognized as expenses (Note 24) on a straight-line basis over the life of the respective agreement.

17	Concessions payable

	June 30, 2018			December 31, 2017
	Leases	Concessions	Total	Total
Payables
Rumo Malha Sul	34,787	30,103	64,890	65,550
Rumo Malha Paulista	—	20,011	20,011	48,139

	34,787	50,114	84,901	113,689
Court Discussion
Rumo Malha Paulista	1,642,004	—	1,642,004	1,535,470
Rumo Malha Oeste	1,265,844	78,553	1,344,397	1,284,175

	2,907,848	78,553	2,986,401	2,819,645

Total	2,942,635	128,667	3,071,302	2,933,334

Current			28,819	27,413

Non-current			3,042,483	2,905,921

Judicial deposits at June 30, 2018 concerning the above claims totaled:

	June 30, 2018	December 31, 2017
Rumo Paulista	119,806	119,806
Rumo Oeste	20,690	20,690

	140,496	140,496

The judicial deposits are recorded in the “regulatory” group, as described in note 21.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

18	Trade payables

	June 30, 2018	December 31, 2017
Natural gas suppliers	1,773,029	1,563,930
Materials and service suppliers	1,050,368	1,162,496
Fuels and lubricants suppliers	807	1,814
Judicial deposits (i)	(294,976)	(294,976)
Other	5,716	731

	2,534,944	2,433,995

(i)

There are ongoing proceeding between Comgás and its gas supplier. The gas supplier is charging different prices comparing to the gas supply market. At June 30, 2018, the balance of the judicial discussion is R$ 1,165,745 (R$ 1,154,603 on December 31, 2017). The amount is secured by judicial deposit R$ 294,976 (R$ 294,976 on December 31, 2017) and the guaranteed value through surety is of R$ 870,769 (R$ 859,627 on December 31, 2017).

19	Other taxes payable

	June 30, 2018	December 31, 2017
Tax amnesty and refinancing program—Refis	219,653	229,745
ICMS – State VAT	145,480	121,550
COFINS—Revenue tax	75,583	146,641
PIS—Revenue tax	9,955	31,563
INSS—Social security	5,872	7,697
ISS—Services tax	4,031	4,494
IOF—Financial tax	1,577	2,224
Other	8,340	36,601

	470,491	580,515

Current	313,995	418,878

Non-Current	156,496	161,637

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

20	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses:

	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018	April 1, 2017 to June 30, 2017	January 1, 2017 to June 30, 2017
(Loss) profit before taxes	(18,485)	305,354	(11,441)	(25,890)
Income tax and social contribution at nominal rate (34%)	6,285	(103,820)	3,890	8,803
Adjustments to reconcile nominal and effective tax rate
Interest in earnings of investees (non-taxable income)	23,426	123,675	13,181	101,123
Differences in tax rates on earnings / losses of overseas companies	34,771	(599)	(7,739)	(44,908)
Granted income tax incentive	(16,117)	(11,287)	10,930	14,965
Share-based payment transactions	(888)	(1,923)	(967)	(1,934)
Interest on shareholders’ equity	(8,160)	(13,430)	(8,500)	(14,280)
Non-deductible expenses (donations, gifts, etc.)	(3,435)	(4,646)	(2,308)	(8,400)
Tax losses not recorded (i)	(28,133)	(67,383)	(39,081)	(127,763)
Goodwill amortization effect	464	927	—	—
Tax effects of discounts granted —PERT	—	110	—	—
Differences in tax rates on entities under Brazilian presumed profits tax regime	—	—	(114)	(211)
Other	(7,895)	(4,358)	(5,272)	(7,204)

Income tax and social contribution (expense)—current and deferred	318	(82,734)	(35,980)	(79,809)

Effective rate—%	1.72	(27.09)	N/A	N/A

(i)

Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities:

	June 30, 2018	December 31, 2017
Assets credit of:
Income tax loss carry forwards	2,294,193	2,112,707
Social contribution tax loss carry forwards	839,164	772,304
Temporary differences
Foreign exchange—Loans and borrowings	807,589	548,568
Legal proceedings provision	399,778	365,997
Tax deductible goodwill	—	56,276
Impairment provision	234,256	250,236
Provisions for employee benefits	155,788	153,434
Allowance for doubtful accounts	35,161	25,991
Regulatory asset (liability)	62,457	65,318
Impairment of tax credit	62,226	61,324
Share-based payment transactions	2,615	291
Profit sharing	21,975	41,506
Interest on preferred shareholders payable in subsidiaries	231,497	218,599
Property, plant, equipment and intangible—useful life review	225,038	160,490
Contract disputes	87,897	86,482
Provisions	198,378	339,627
Other	60,197	(23,451)

Total	5,718,209	5,235,699
(-) Deferred taxes assets not recognized	(2,025,988)	(1,961,325)
Liabilities credit of:
Temporary differences
Business combination—Property, plant and equipment	86,936	110,149
Tax deductible goodwill	(370,128)	(351,262)
Lease	(292,834)	(277,091)
Concession contract	(7,713)	(8,681)
Unrealized (loss) gains on derivatives instruments	(483,764)	(115,503)
Fair value option in loans	(35,803)	23,855
Income on formation of joint ventures	(1,135,036)	(1,135,036)
Business combination—Intangible asset	(3,747,812)	(3,741,525)
Other	(89,681)	(45,510)

Total	(6,075,835)	(5,540,604)

Total of deferred taxes recorded	(2,383,614)	(2,266,230)

Deferred income tax—Assets	1,553,421	1,636,080

Deferred income tax—Liabilities	(3,937,035)	(3,902,310)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Changes in deferred income taxes, net:

At January 1, 2018	(2,266,230)

Recorded through income	(98,921)
Tax loss carryforwards used to settle other tax installments	(2,004)
Business combinations	(23,615)
Other (i)	7,156

At June 30, 2018	(2,383,614)

(i)	Exchange variation effect due to the conversion of offshore investments.

21	Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017

Tax	499,513	501,247	431,272	371,703
Civil, regulatory and environmental	393,089	375,561	198,319	196,025
Labor	475,412	471,349	208,407	198,379

	1,368,014	1,348,157	837,998	766,107

Changes in provision for legal proceedings:

	Tax	Civil, regulatory and environmental	Labor	Total

January 1, 2018	501,247	375,561	471,349	1,348,157
Accruals	2,039	30,712	48,681	81,432
Disposal / Reversals	(15,804)	(18,836)	(59,542)	(94,182)
Transfers	7,178	(7,178)	—	—
Indexation and interest charges (i)	4,853	12,830	14,924	32,607

June 30, 2018	499,513	393,089	475,412	1,368,014

(i)	Includes interest reversal.

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

Tax claims

a)	Judicial claims deemed to be probable losses, fully accrued

	June 30, 2018	December 31, 2017
Compensation with FINSOCIAL	283,560	280,158
State VAT—ICMS credits	100,884	99,423
INSS—Social security	66,395	65,149
PIS and COFINS	2,082	2,051
Federal income taxes	1,550	1,521
IPI—Excise tax credit—NT	688	678
Other	44,354	52,267

	499,513	501,247

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Judicial claims deemed as possible losses, and therefore not accrued

	June 30, 2018	December 31, 2017
ICMS—State VAT	2,662,047	2,652,709
Federal income taxes	2,915,071	2,766,174
IRRF—Withholding tax	931,115	914,545
PIS and COFINS—Revenue taxes	867,723	838,343
INSS—Social security and other	605,067	556,252
Goodwill Rumo	520,996	512,120
IPI—Excise tax credit—NT	543,553	523,121
Penalties related to tax positions	439,191	429,249
MP 470—Tax installments	294,164	290,389
Foreign financial operation	285,340	280,414
Compensation with IPI—IN 67/98	133,462	132,270
Stock option	66,889	65,776
Financial transactions tax on loan	51,961	51,330
Social security contributions	4,051	45,985
Compensation credit award	42,240	41,350
Other	896,944	902,698

	11,259,814	11,002,725

Civil, labor, regulatory and environmental

a)	Judicial claims deemed to be probable losses, fully accrued

•	Civil – refers mainly to compensation for material and moral damages, class actions for abstaining from straw burning sugarcane and execution of environmental nature.

•

Labor – represent labor claims filed by former employees and employees of service providers who question, among others, payment of overtime, night and dangerous, job reinstatement, compensation for accidents at work and reimbursement of discounts from payroll, such as confederative and assistance contributions, union dues and other.

•	Regulatory – mainly refers to fines and discussions with National Authority for Terrestrial Transport (ANTT).

•

Environmental – these amounts derive from assessments made by the Environmental Sanitation Technology Company (CETESB-SP), Brazilian Institute of Environment and Natural Resources (IBAMA) and Environment Municipal Departments related to soil contamination and water by the overflow of products and non-compliance with conditions imposed by such operating license. In all cases, measures are being taken to reduce the existing liabilities, as well as repair and prevention measures.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Judicial claims deemed as possible losses, and therefore not accrued

The main civil and labor lawsuits, for which an unfavorable outcome is considered possible, are as follows:

	June 30, 2018	December 31, 2017

Civil	3,152,104	2,865,572
Labor	1,031,404	1,061,910
Regulatory	652,860	606,133
Environmental	412,179	378,462

	5,248,547	4,912,077

On July 25, 2018, the Company was aware of the filing of an administrative inquiry with Administrative Council for Economic Defense (CADE) for the determination of representation filed by Agrovia. The Company refutes the arguments presented by Agrovia and emphasizes that most of the facts have already been analyzed and rejected by CADE in another administrative proceeding. The Company assesses as possible the risk that an administrative proceeding will be created and will incur loss in this process. Due to the initial stage of the topic, it is not possible to estimate the value at risk.

22	Shareholders’ equity

a)	Share capital

At June 30, 2018, Cosan Limited’s share capital is composed of the following:

Shareholders—Common shares	Class A and / or BDRs	%	Class B1 shares	%
Controlling Group (i)	19,514,418	11.19	96,332,044	100.00
Renaissance Technologies LLC	7,331,699	4.21	—	—
M&G Investment Management Limited	8,111,631	4.65	—	—
Eastspring Investments (Singapore) Limited	4,250,300	2.44	—	—
Free Float	109,135,620	62.59	—	—

Total shares outstanding	148,343,668	85.08	96,332,044	100.00

Treasury shares	26,011,673	14.92	—	—
Total	174,355,341	100.00	96,332,044	100.00

(i)	The controlling group is composed by the following companies: (i) Queluz Holdings Limited, (ii) Usina Costa Pinto S.A. (iii) MSOR Participações S.A. and (iv) Usina Bom Jesus S.A. Açúcar e Álcool.

b)	Treasury shares

The Company holds 26,011,673 Class A treasury shares as of June 30, 2018 (27,488,204 December 31, 2017) with a market value of U.S.$ 7.63 per share as of June 30, 2018 (U.S.$ 9.70 per share as of December 31, 2017).

In the period ended June 30, 2018, the amount of 1,476,531 treasury shares were delivered to the beneficiaries of the Stock-Grant Plan – Equity-settled – Cosan Limited.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Other comprehensive (loss) income

	December 31, 2017	Comprehensive (loss) income	June 30, 2018
Foreign currency translation effects	(372,343)	(220,023)	(592,366)
Gain (loss) on cash flow hedge in joint ventures and subsidiaries	14,610	(83,954)	(69,344)
Actuarial loss on defined benefit plan	(44,937)	(1,042)	(45,979)
Gain on share subscription of a subsidiary	15,000	—	15,000
Changes in fair value of available for sale securities	841	53	894

Total	(386,829)	(304,966)	(691,795)

Attributable to:
Owners of the Company	(394,212)	(252,512)	(646,724)
Non-controlling interests	7,383	(52,454)	(45,071)

	December 31, 2016	Comprehensive (loss) income	June 30, 2017
Foreign currency translation effects	(322,258)	(15,865)	(338,123)
(Loss) gain on cash flow hedge in joint ventures and subsidiaries	(190,001)	322,203	132,202
Actuarial loss on defined benefit plan	(29,017)	—	(29,017)
Gain on share subscription of subsidiary	6,000	9,000	15,000
Changes in fair value of available for sale securities	(2,618)	3,323	705

Total	(537,894)	318,661	(219,233)

Attributable to:
Owners of the Company	(480,454)	196,067	(284,387)
Non-controlling interests	(57,440)	122,594	65,154

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

23	Earnings per share

The following table sets forth the calculation of earnings per share (in thousands of Brazilian Reais,

except per share amounts):

	April 1, 2018 to June 30, 2018		January 1, 2018 to June 30, 2018		April 1, 2017 to June 30, 2017		January 1, 2017 to June 30, 2017
Profit (loss) attributable from continued operation to ordinary equity holders for basic earnings		22,683		128,987		(44,781)		(23,666)
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan		124		(479)		—		(484)
Dilutive effect of put option		—		—		(15,601)		(15,601)
Share repurchase plan		—		—		(355)		—

Profit (loss) from continued operation attributable to ordinary equity holders adjusted for the effect of dilution		22,807		128,508		(60,737)		(39,751)

Basic number of shares outstanding—In thousands of shares		243,686		243,444		264,691		264,691
Effect of dilution:
Dilutive effect of stock option plan		10,440		10,682		—		—

Diluted number of shares outstanding—In thousands of shares		254,126		254,126		264,691		264,691

Basic earnings (losses) per share from:
Continuing operations	R$	0.0931	R$	0.5298	(R$	0.1692)	(R$	0.0894)
Diluted earnings (losses) per share from:
Continuing operations	R$	0.0897	R$	0.5057	(R$	0.2295)	(R$	0.1502)

The non-controlling interests of the indirect subsidiary Brado Logística S.A have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of Rumo. The exchange ratio shall take into account the economic value for both Brado and Rumo shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

For the six month period ended at June 30, 2018, 3,558,449 share options from indirect subsidiary Rumo S.A and 18,969,267 share options from indirect subsidiary Brado Logística S.A were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

For the six month period ended at June 30, 2018, 656,000 shares related to the share repurchase plan of subsidiary Cosan S.A. have an antidilutive effect, so they were not considered in the diluted earnings per share analysis.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

24	Other income (expenses), net

	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018	April 1, 2017 to June 30, 2017	January 1, 2017 to June 30, 2017
Income from sale of scrap / eventual income	12,378	25,325	13,881	20,169
Insurance reimbursement income	1,757	5,345	—	1,181
Gain from port operations	1,544	2,260	1,735	1,735
Rental income	—	—	(833)	661
Loss on disposal of non-current assets and intangibles	(124)	(869)	(14,187)	(14,013)
Net effect of legal proceedings, recoverable and tax installments	(26,057)	(57,455)	(43,840)	(60,906)
Other	(10,357)	(18,126)	(4,476)	(12,587)

	(20,859)	(43,520)	(47,720)	(63,760)

25	Finance results

	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018	April 1, 2017 to June 30, 2017	January 1, 2017 to June 30, 2017
Cost of gross debt
Interest on debt	(413,311)	(846,803)	(450,955)	(937,071)
Monetary and exchange rate variation	(1,349,858)	(1,406,419)	(431,052)	(349,183)
Derivatives and fair value measurement	1,165,498	1,221,941	180,603	44,941
Amortization of borrowing costs	(25,870)	(35,845)	(314)	(557)
Guarantees and warranties on debt	(32,791)	(68,453)	(7,685)	(16,360)

	(656,332)	(1,135,579)	(709,403)	(1,258,230)
Income from financial investment and exchange rate in cash and cash equivalents	110,939	228,285	277,091	465,023

	110,939	228,285	277,091	465,023

Cost of debt, net	(545,393)	(907,294)	(432,312)	(793,207)
Other charges and monetary variations
Interest on other receivables	16,587	63,601	31,716	80,615
Monetary variation on leases and concessions agreements	(47,337)	(92,567)	(61,864)	(134,992)
Monetary variation on leases	(20,176)	(72,495)	(32,294)	(66,539)
Bank charges and others	(24,192)	(47,156)	(63,722)	(127,459)
Advances on real state credits	(5,282)	(6,488)	(5,625)	(12,627)
Interest on contingencies and contracts	(22,600)	(49,644)	(16,130)	(35,921)
Interest on other liabilities	(59,318)	(95,529)	(105,118)	(208,415)
Interest on shareholders’ equity	(444)	277	—	—
Exchange variation	(35,680)	(57,219)	868	(4,329)

	(198,442)	(357,220)	(252,169)	(509,667)

(=) Finance results, net	(743,835)	(1,264,514)	(684,481)	(1,302,874)
Finance expense	(512,419)	(1,012,302)	(867,138)	(1,765,370)
Finance income	158,242	347,090	234,762	517,771
Exchange variation	(1,391,779)	(1,467,735)	(312,621)	(193,733)
Derivatives	1,002,121	868,433	260,516	138,458

Finance results, net	(743,835)	(1,264,514)	(684,481)	(1,302,874)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

26	Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Credit risk;

•	Liquidity risk; and

•	Market risk.

This note presents information about the exposure of the Company to the above risks, as well as the objectives of the Company’s risk management policies, these policy and processes for the assessment and management of risks.

The carrying amount of financial assets and financial liabilities are as follows:

	June 30, 2018	December 31, 2017
Assets
Fair value through profit or loss
Investment funds	2,003,066	1,852,114
Marketable securities	3,804,706	3,853,343
Derivate financial instruments	1,740,544	1,162,213

	7,548,316	6,867,670
Amortized cost
Cash and cash equivalents	2,069,979	2,703,063
Trade receivables	1,592,262	1,322,420
Restricted cash	167,782	225,634
Receivables from related parties	151,561	199,814
Other financial assets	—	1,340,000
Dividends receivable	19,663	13,466

	4,001,247	5,804,397
Total	11,549,563	12,672,067

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	June 30, 2018	December 31, 2017
Liabilities
Amortized cost
Loans, borrowings and debentures	10,806,876	13,858,709
Leases	671,270	944,138
Real state credit certificates	36,873	86,745
Trade payables	2,534,944	2,433,995
Other financial liabilities	349,626	382,702
Payables to related parties	354,625	328,263
Dividends payable	27,997	191,478
Tax installments—REFIS	219,653	229,745
Trade payables—Corporate operation / Agreements	249,025	210,476
Preferred shareholders payable in subsidiaries	1,211,620	1,442,679

	16,462,509	20,108,930
Fair value through profit or loss
Loans, borrowings and debentures	11,535,682	7,830,237
Contingent consideration	54,494	116,542
Derivative financial instruments	31,447	115,085

	11,621,623	8,061,864
	28,084,132	28,170,794

During the period ended at June 30, 2018, there was no reclassification between the categories fair value through profit or loss and amortized cost.

Risk management structure

	Notional		Fair value
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Exchange rate derivatives
Forward agreements	17,013	494,302	2,456	(457)
Interest rate and exchange rate risk
Swap agreements (interest rate)	2,284,808	2,446,369	242,877	330,712
Swap agreements (exchange and interest rate)	9,980,863	7,217,792	1,463,764	716,873

	12,265,671	9,664,161	1,706,641	1,047,585
Total financial instruments			1,709,097	1,047,128

Assets			1,740,544	1,162,213

Liabilities			(31,447)	(115,085)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Credit risk

	June 30, 2018	December 31, 2017
Cash and cash equivalents	4,073,045	4,555,177
Trade receivables	1,592,262	1,322,420
Derivative financial instruments	1,740,544	1,162,213
Marketable securities	3,804,706	3,853,343
Receivables from related parties	151,561	199,814
Dividends	19,663	13,466
Restricted cash	167,782	225,634

	11,549,563	11,332,067

The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	June 30, 2018	December 31, 2017
AAA	3,407,691	3,499,345
AA	6,359,905	6,159,553
A+	6,866	—
B	11,615	2,007
BB+	—	4,180

	9,786,077	9,665,085

Liquidity risk

The non-derivative financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	June 30, 2018					December 31, 2017
	Up to 1 year	1—2 years	3—5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(3,790,783)	(3,210,144)	(8,861,726)	(16,430,709)	(32,293,362)	(31,554,560)
Trade payables	(2,534,944)	—	—	—	(2,534,944)	(2,433,995)
Other financial liabilities	(349,626)	—	—	—	(349,626)	(382,702)
Tax installments—REFIS	(66,854)	(20,359)	(40,452)	(106,579)	(234,244)	(244,957)
Leases	(276,765)	(172,921)	(332,874)	(239,529)	(1,022,089)	(1,443,470)
Derivative financial instruments	139,777	(183,034)	(1,076,381)	4,088,657	2,969,019	(110,909)
Real estate credits certificates	(39,356)	—	—	—	(39,356)	(92,844)
Payables to related parties	(354,625)	—	—	—	(354,625)	(328,263)
Dividends payable	(27,997)	—	—	—	(27,997)	(191,478)

	(7,301,173)	(3,586,458)	(10,311,433)	(12,688,160)	(33,887,224)	(36,783,178)

Market risk

a)	Foreign exchange risk

As at June 30, 2018 and December 31, 2017, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in Dollar:

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	June 30, 2018	December 31, 2017
Cash and cash equivalents	1,389,144	782,103
Trade receivables	83,828	25,797
Trade payables	(27,117)	(13,230)
Loans, borrowings and debentures	(12,831,486)	(8,919,712)
Advances from clients	—	(6,310)
Contingent consideration	(54,494)	(64,213)
Payables to related parties	(249,025)	(210,497)
Derivative financial instruments (i)	10,366,858	7,323,116

Foreign exchange exposure, net	(1,322,292)	(1,082,946)

(i)	These balances are equivalent to the notional amount in U.S. Dollars converted to R$ at the Dollar rate of June 30, 2018 and December 31, 2017 respectively.

Sensitivity analysis on changes in foreign exchange rates:

The probable scenario was defined based on the U.S. Dollar market rates as at June 30, 2018, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at June 30, 2018, the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/U.S.$ by 25% and 50%. The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
		Scenario
	June 30, 2018	Probable	25%	50%	-25%	-50%
U.S.$	3.8558	3.4100	4.2625	5.1150	2.5575	1.7050

The external source used by the company for market projections was a specialized consultant.

Considering the above scenario the profit or loss would be impacted as follows:

				Variation scenario
Instrument	Risk factor		Probable	25%	50%	-25%	-50%
Cash and cash equivalents	US$	fluctuation	(62,930)	120,338	240,679	(120,338)	(240,678)
Trade receivables	US$	fluctuation	(9,692)	18,534	37,069	(18,534)	(37,069)
Payables to related parties	US$	fluctuation	28,792	(55,059)	(110,117)	55,059	110,117
Trade payables	US$	fluctuation	2,540	(6,144)	(12,289)	6,144	12,289
Exchange rate derivatives(i)	US$	fluctuation	(1,308,605)	2,528,768	5,057,536	(2,528,768)	(5,057,536)
Loans, borrowings and debentures	US$	fluctuation	1,336,024	(2,578,210)	(5,156,421)	2,578,210	5,156,421
Advances from clients	US$	fluctuation	—	—	—	—	—
Contingent consideration	US$	fluctuation	6,300	(12,049)	(24,096)	12,049	24,097

Impacts on profit or loss			(7,571)	16,178	32,361	(16,178)	(32,359)

(i)	For sensitivity analysis, it’s only considered exchange rate swaps for Notional.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Interest rate risk

Sensitivity analysis on changes in interest rates:

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	June 30, 2018
Exposure interest rate(i)	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	180,544	45,136	90,271	(45,136)	(90,271)
Marketable securities	75,971	18,993	37,985	(18,993)	(37,985)
Restricted cash	327,998	82,000	163,999	(82,000)	(163,999)
Leases	(24,858)	(6,215)	(12,429)	6,215	12,429
Advances on real state credits	(2,128)	(532)	(1,064)	532	1,064
Interest rate derivatives (ii)	379,264	(1,394,194)	(2,586,197)	1,707,789	3,739,008
Loans, borrowings and debentures	(830,948)	(105,767)	(211,586)	105,767	211,586

Impacts on profit or loss	105,843	(1,360,579)	(2,519,021)	1,674,174	3,671,832

The probable scenario considers the estimated interest rate, made by a specialized third part and Banco Central do Brasil as follows:

	Probable	25%	50%	-25%	-50%
SELIC	6.50%	8.13%	9.75%	4.88%	3.25%
CDI	5.77%	7.21%	8.66%	4.33%	2.89%
TJ462	8.30%	10.13%	11.95%	6.48%	4.65%
TJLP	7.30%	9.13%	10.95%	5.48%	3.65%
IPCA	3.33%	4.16%	5.00%	2.50%	1.67%
IGPM	3.24%	4.05%	4.86%	2.43%	1.62%
FED FUNDS	2.50%	3.13%	3.75%	1.88%	1.25%

(i)	The external source used by the company for market projections was a specialized consultant.
(ii)	The probable scenario for derivative financial instruments represents the current mark-to-market balance.

Financial instruments fair value

The market value of the Senior Notes and Perpetual Notes are listed on the Luxembourg Stock Exchange (Note 15) is based on their quoted market price are as follows:

Loan	Company	June 30, 2018	December 31, 2017
Senior Notes Due 2018	Cosan S.A	—	100.37%
Senior Notes Due 2023	Cosan S.A	96.27%	101.54%
Senior Notes Due 2024	Rumo S.A	101.50%	107.86%
Senior Notes Due 2025	Rumo S.A	91.91%	—
Senior Notes Due 2027	Cosan S.A	97.50%	108.14%
Senior Notes Due 2024	Cosan Limited	93.44%	102,79%
Perpetual Notes	Cosan S.A	99.53%	102.83%

The fair value of other loans and financing, the respective market values substantially approximate the amounts recorded due to the fact that these financial instruments are subject to variable interest rates (Note 15).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

			Assets and liabilities measured at fair value
	Carrying amount		June 30, 2018		December 31, 2017
	June 30, 2018	December 31, 2017	Level 2	Level 3	Level 2	Level 3
Assets
Investment funds	2,003,066	1,852,114	2,003,066	—	1,852,114	—
Marketable securities	3,804,706	3,853,343	3,804,706	—	3,853,343	—
Derivate financial instruments	1,740,544	1,162,213	1,740,544	—	1,162,213	—

Total	7,548,316	6,867,670	7,548,316	—	6,867,670	—

Liabilities
Loans, borrowings and debentures	(11,535,682)	(7,830,237)	(11,535,682)	—	(7,830,237)	—
Contingent consideration (i)	(54,494)	(116,542)	—	(54,494)	—	(116,542)
Derivative financial instruments	(31,447)	(115,085)	(31,447)	—	(115,085)	—

Total	(11,621,623)	(8,061,864)	(11,567,129)	(54,494)	(7,945,322)	(116,542)

(i)

The valuation of the contingent consideration considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the probable scenarios of forecast revenue and EBITDA, the amount to be paid under each scenario and the probability of each scenario. The significant unobservable inputs are the forecast of the annual growth rate of revenue, EBITDA margin forecast and the 13% discount rate adjusted for risk

Hedge accounting

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt	Derivative	Total
At January 01, 2018	(4,218,221)	358,706	(3,859,515)
Initial measurement	(3,478,165)	—	(3,478,165)
Interest amortization	99,624	43,211	142,835
Fair value	(795,610)	379,183	(416,427)

At June 30, 2018	(8,392,372)	781,100	(7,611,272)

In order to protect the Company from possible fluctuations in exchange rates, was designated on June 1, 2018, hedge accounting (fair value hedge) for the amount of USD 400,000 thousand of the loan agreement “Senior Notes due 2024”. The Company used derivative operations, cash flow swaps, to swap the exchange rates and interest rate per percentage of CDI. The company will designate the full notional of the loan agreement for hedge accounting as soon as it closes the swap deal to complete the USD 500,000 thousand notional.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

27	Post-employment benefits

	June 30, 2018	December 31, 2017
Futura	46,731	44,431
Futura II	193	1,237
Comgás	447,752	439,791

	494,676	485,459

Pension plan

During the period ended June 30, 2018, the amount of sponsor contributions to the plans was R$ 16,411 (R$ 13,999 for the period ended June 30, 2017).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

28	Share-based payment

As at June 30, 2018 the Company has two share-based payment plans: (i) Stock Option Plan which provides an option to executives to buy the shares of the Company and (ii) Stock Based Compensation Plan which provides to executives a grant of shares of the Company.

The plans have been administered by the Board of Directors of each Company, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

i.	Program Features

				Number of instruments on June 30, 2018
Programs	Expected life (years)	Interest rate—%	Expected volatility—%	Granted	Vested or cancelled option	Outstanding	Market price on grant date	Exercise price at June 30, 2018	Fair value at grant date	Expenses recorded in P&L
Stock option programs
08/18/2011—Cosan S.A	1 to 7	12.39%	31.44%	4,825,000	(4,590,000)	235,000	22.80	25.69	6.80	—
08/18/2011—Cosan S.A	1 to 12	12.39%	30.32%	5,000,000	(2,500,000)	2,500,000	22.80	25.69	8.15	629
12/12/2012—Cosan S.A	1 to 7	8.78%	31.44%	700,000	(420,000)	280,000	38.89	47.60	10.10	—
04/24/2013—Cosan S.A	5 to 7	13.35%	27.33%	970,000	(120,000)	850,000	45.22	54.48	17.95	423
04/25/2014—Cosan S.A	5 to 7	12.43%	29.85%	960,000	(80,000)	880,000	39.02	43.92	15.67	544
08/31/2015—Cosan S.A	5 to 7	14.18%	33.09%	759,000	(100,000)	659,000	19.96	18.34	7.67	618

				13,214,000	(7,810,000)	5,404,000				2,214
Stock-Grant Programs
09/21/2017—Cosan Limited (i)	5	—	—	255,000	—	255,000	8.10—US$	—	8.10—US$	545
08/18/2017—Cosan Limited	10	—	—	2,053,632	(2,053,632)	—	7.32—US$	—	7.32—US$	17,541
04/27/2017—Cosan S.A	5	15.00%	32.75%	274,000	(53,700)	220,300	32.11	—	32.11	1,058
07/31/2017—Cosan S.A	5	15.00%	33.70%	298,107	(54,948)	243,159	36.06	—	36.06	1,263
04/20/2017—Comgás	5	12.16%	27.20%	61,300	—	61,300	47.80	—	37.29	266
12/08/2017—Comgás	5	10.09%	30.00%	97,780	—	97,780	54.25	—	36.37	392
10/01/2015—Rumo S.A	5	11.33%	42.75%	1,485,900	(161,600)	1,324,300	6.10	—	6.10	1,057
01/02/2017—Rumo S.A	5	11.33%	42.75%	1,476,000	(106,600)	1,369,400	6.10	—	6.10	1,116
09/01/2017—Rumo S.A	5	9.93%	29.76%	870,900	(17,950)	852,950	10.42	—	10.42	1,270

				6,872,619	(2,448,430)	4,424,189				24,508

(i)	Cash settled

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

ii.	Reconciliation of outstanding stocks

	Stock option programs		Stock-Grant Programs
	Quantity	Weighted-average exercise price—R$	Quantity
At January 1, 2018	6,146,000	32.28	4,515,837
Granted (i)	—	—	1,476,531
Vested (i)	(707,000)	23.41	(1,517,401)
Cancelled	(35,000)	—	(50,778)

At June 30, 2018	5,404,000	33.43	4,424,189

(i)	In the period ended June 30, 2018, 1,476,531 shares were granted and vested by the beneficiaries of the Stock-Grant Plan – Equity-settled – Cosan Limited

29	Subsequent events

29.1	Acquisition of WX Energy

On July 5, 2018, Raízen Energia, through its subsidiary Bio Barra, signed a shareholders’ agreement with WX Energy Participações Ltda., which formalized the commitment to invest the approximate amount of R$ 95,000 in the company RWXE Participações S.A, a company incorporated as a result of this business combination and parent company of WX Energy Comercializadora de Energia Ltda. With this transaction, Raízen Energia S.A, 70% of RWXE, expands its presence in electric energy trading, diversifying its portfolio of products.

29.2	Acquisition of Canaviais from Usina Açucareira Furlan S.A (“Usina Furlan”)

On July 5, 2018, Raízen Energia entered into agreements with São Martinho S.A (“São Martinho”), which provide for the acquisition of the biological assets of Usina Furlan S.A, related to the Santa Bárbara D’Oeste (SP) plant, as well as the lease of land owned by Usina Furlan S.A and Agro Pecuária Furlan S.A. Raízen S.A and São Martinho will independently assume 2/3 and 1/3, respectively, of the agricultural and supply contracts totaling approximately 1 million tons of sugarcane in the region. In addition, such agreements provide that the Company and São Martinho must pay the approximate amount of R$ 118,000 in the proportion established above. The conclusion of the Transaction is in line with the strategy of increasing the availability of cane for processing at Raízen mills and is subject to certain conditions, as well as approval by CADE.

29.3	Approval of financial suport in Rumo S.A and its subsidiaries

On August 7, 2018, Rumo S.A., jointly with its subsidiaries Rumo Malha Norte S.A. and Rumo Malha Sul S.A., informed that had received from Brazilian Development Bank (“BNDES”), the information that on the date hereof, the executive officers of the bank had approved financial support for its subsidiaries in the total amount of R$ 2,887,000. The loan from the BNDES will be used to support investments in connection with the rail freight concession and is still subject to the fulfillment of certain conditions precedent.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2018

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer